FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800 MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
December 14, 2007	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
CLIENT/MATTER NUMBER 078409-0101

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bear Stearns Active ETF Trust (f/k/a YYY Trust) Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A File Nos. 811-22038 and 333-141421 Filed August 6, 2007

Dear Ms. Browning:

        On behalf of Bear Stearns Active ETF Trust (the “Trust”), formerly known as YYY Trust, this letter sets forth the response of the Trust to the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”), made on November 8, 2007, on the above-referenced amended registration statement (the “Registration Statement”). The Trust filed the Registration Statement under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“Investment Company Act”) on August 6, 2007. The Registration Statement includes the Trust’s sole initial series, the Bear Stearns Current Yield Fund (the “Fund”).

        The numbered items set forth below repeat (in bold italics) the oral comments of the Staff. Following each comment, a response on behalf of the Trust and the Fund (the “Registrants”) is provided in regular type. Capitalized terms herein have the same meaning as in the Registration Statement unless otherwise noted. Page number references in our responses are to the page numbers appearing at the bottom center of the marked versions of the Prospectus and Statement of Additional Information, as applicable, attached hereto as Annex A and Annex B, respectively. The marked versions show the changes made to the last versions of the Prospectus and Statement of Additional Information that were filed with the Staff on August 6, 2007.

Prospectus

Front Cover

1.     Please indicate that the Fund cannot ensure that a secondary market in Bear Stearns Current Yield Shares will develop, and make a conforming change to the definition of Secondary Market.

Response: In response, the Fund has revised the disclosure as requested to indicate that the Fund cannot ensure that a secondary market in Bear Stearns Current Yield Shares will develop, and to make appropriate conforming changes to the definition of Secondary Market. See the front cover, table of contents page and page 1 of the marked version of the Prospectus attached hereto as Annex A (the “Prospectus”).

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007
p. 2 of  8

Investment Objective and Principal Investment Strategies

2.      In the paragraph discussing the anticipated rating for the Fund, please revise the disclosure to indicate that there is no assurance the Fund will be rated the highest rating for short-term investments by at least one of the nationally recognized statistical rating organizations, and make it clear that it is investors in the Fund that can alleviate the need to schedule maturities and reinvest, evaluate the credit of issuers, etc., by investing in the Fund, not the Fund.

Response: In response, the Fund has revised the disclosure as requested to indicate that there is no assurance the Fund will be rated the highest rating for short-term investments by at least one of the nationally recognized statistical rating organizations, and to make it clear that it is investors in the Fund that can alleviate the need to schedule maturities and reinvest, evaluate the credit of issuers, etc., by investing in the Fund, not the Fund. See page 1 of the Prospectus.

3.      In the paragraphs on “average weighted maturity” and “weighted average life,” please (a) refer to the “average dollar-weighted maturity” (making conforming changes throughout the Registration Statement); (b) provide a brief explanation of why the average dollar-weighted maturity may at times vary significantly from the 180 days; (c) delete the references to “similar types of securities”; and (d) delete the word “generally” from the sentence that reads “This period generally will not exceed 12 months.”

Response: In response, the Fund has revised the disclosure as requested (and made appropriate conforming changes throughout the Registration Statement) to (a) refer to the “average dollar-weighted maturity”; (b) provide a brief explanation of why the average dollar-weighted maturity may at times vary significantly from the 180 days; (c) delete the references to “similar types of securities”; and (d) delete the word “generally” from the sentence that reads “This period generally will not exceed 12 months.” See pages 2 and 3 of the Prospectus.

4.      With respect to the Fund’s concentration policy, it is the Staff’s view that U.S. banking obligations and Eurodollar banking obligations and Yankeedollar banking obligations are all part of the same industry, the banking industry. Accordingly, please revise the Fund’s concentration policy regarding these obligations.

Response: In response, the Fund has revised the disclosure as requested to indicate that the Fund from time to time, may invest 25% or more of its total assets in banking industry securities, which includes investments in obligations of foreign banks (U.S. dollar denominated) and U.S. banks. See pages 3 and 4 of the Prospectus.

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007
p. 3 of  8

5.      With respect to the minimum ratings criteria for corporate debt obligations, please specify these ratings criteria in the section on “Foreign Corporate Debt Obligations” and in the section on“Securities Ratings.”

Response: In response, the Fund has revised the disclosure as requested to specify the minimum ratings criteria for corporate debt obligations in the section on “Foreign Corporate Debt Obligations” and in the section on “Securities Ratings.” See pages 4, 5 and 7 of the Prospectus.

6.      With respect to the section on “Reverse Repurchase Agreements (Borrowing),” please revise the disclosure to state the 33 1/3% limitation on investing in reverse repurchase agreements.

Response: In response, the Fund has revised the disclosure as requested to disclose in the section on “Reverse Repurchase Agreements (Borrowing)” the 33 1/3% limitation on investing in reverse repurchase agreements. See page 6 of the Prospectus.

7.      With respect to the section on “Derivatives,” please revise the disclosure to more clearly indicate the types of derivatives in which the Fund will invest and to provide more detail on these instruments.

Response: In response, the Fund has revised the disclosure as requested to more clearly indicate in the section on “Derivatives” the types of derivatives in which the Fund will invest and to provide more detail on these instruments. See page 6 of the Prospectus.

Principal Risk Considerations

8.      Please (a) revise the current disclosure to separate out the risk that Bear Stearns Current Yield Shares may trade at a discount to stand on its own; (b) state in the “High Portfolio Turnover Risk” the estimated portfolio turnover rate for the Fund; and (c) revise the disclosure in the “Fluctuations of NAV and Intraday Indicative Value” to indicate that while the Fund does not believe the fact that it is actively managed exacerbates the fluctuation of NAV and IIV, there is no historical precedent to support this belief and there can be no assurance that the fluctuation will not be exacerbated.

Response: In response, the Fund has revised the disclosure as requested (except that the Fund has deleted the “High Portfolio Turnover Risk” because the Fund’s portfolio turnover ratio is not expected to exceed 100%) to (a) to separate out the risk that Bear Stearns Current Yield Shares may trade at a discount to stand on its own; and (b) to indicate in the section on “Fluctuations of NAV and Intraday Indicative Value” that while the Fund does not believe the fact that it is actively managed exacerbates the fluctuation of NAV and IIV, there is no historical precedent to support this belief and there can be no assurance that the fluctuation will not be exacerbated. See pages 8, 9 and 10 of the Prospectus.

Fees and Expenses

9.      In the “Fees and Expenses” section, please (a) delete the cross-reference to the transaction fees, as there will be none; (b) state that the Distribution and/or Service (12b-1) Fees are 0.00%, assuming the Fund’s Board of Directors has affirmatively resolved not to authorize the payment of Rule 12b-1 fees for the next twelve months (make conforming changes in the “Service and Distribution Plan” section); (c) in footnote 2, indicate that the Fund will compensate the trustees who are not “interested persons” of the Trust; and (d) ensure that the footnotes to the fee tables follow the “Example.”

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007
p. 4 of  8

Response: In response, the Fund has revised the disclosure as requested to (except that it has retained the cross-reference to the transaction fees as there will be a fixed transaction fee) (a) state that the Distribution and/or Service (12b-1) Fees are 0.00%, as the Fund’s Board of Directors will affirmatively resolve not to authorize the payment of Rule 12b-1 fees for the next twelve months; (b) indicate in footnote 2 that the Fund will compensate the trustees who are not “interested persons” of the Trust; and (c) ensure that the footnotes to the fee tables follow the “Example.” See page 11 of the Prospectus.

Creation and Redemption of Creation Units

10.      With respect to the section on “Creation and Redemption of Creation Units,” please (a) move the definition of DTC from the “Book Entry” section to its first use in this section; (b) revise the disclosure to make it clear that the discussion of the creation and redemption processes relates only to Creation Unit holders; (c) revise the disclosure to make it clear who receives the orders for purchases and redemptions; (d) revise the title of “Purchasing Bear Stearns Current Yield Shares Directly From the Fund” to “Purchasing Creation Units Directly From the Fund”; (e) revise the title of “Redeeming Bear Stearns Current Yield Shares Directly From the Fund” to “Redeeming Creation Units Directly From the Fund”; (f) revise the disclosure to make it clear that redemptions may be suspended on days during which the New York Stock Exchange is closed (other than customary week-end and holiday closings) or during which trading on the Exchange is restricted, as permitted by the SEC; (g) revise the disclosure to address what happens if the DTC is closed but the New York Stock Exchange is open; (h) revise the disclosure to make it clear that the Fund will not charge any transaction fees; and (i) revise the “Continuous Offering” section to clarify the reference to “other persons” in the discussion on a deemed distribution.

Response: In response, the Fund has revised the disclosure as requested to (except that it has revised the disclosure on transaction fees to indicate that the Fund imposes a fixed transaction fee) (a) move the definition of DTC from the “Book Entry” section to its first use in this section; (b) make it clear that the discussion of the creation and redemption processes relates only to Creation Unit holders; (c) make it clear who receives the orders for purchases and redemptions; (d) change the title of “Purchasing Bear Stearns Current Yield Shares Directly From the Fund” to “Purchasing Creation Units Directly From the Fund”; (e) change the title of “Redeeming Bear Stearns Current Yield Shares Directly From the Fund” to “Redeeming Creation Units Directly From the Fund”; (f) make it clear that redemptions may be suspended on days during which the New York Stock Exchange is closed (other than customary week-end and holiday closings) or during which trading on the Exchange is restricted, as permitted by the SEC; (g) address what happens if the DTC is closed but the New York Stock Exchange is open; and (h) change the “Continuous Offering” section to clarify the reference to “other persons” in the discussion on a deemed distribution. See pages 12, 13, 14 and 15 of the Prospectus.

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007
p. 5 of  8

Book Entry

11.      Please delete the definition of DTC, as it will be defined prior to this section, as requested above.

Response: In response, the Fund has revised the disclosure as requested to delete the definition of DTC in the section on “Book Entry” as the definition now appears in an earlier section. See page 15 of the Prospectus.

Management

12.      Please disclose when the management fee is payable, and confirm supplementally that there is no conflict with the Advisor and its affiliates dealing, trading and investing for their own accounts in the types of securities in which the Fund also may invest.

Response: In response, the Fund respectfully informs the Staff that there is no conflict because the markets for the securities in which the parties invest are large enough and liquid enough to ensure that there will be sufficient supplies of the securities to meet the demands of the various parties, and the Fund has revised the disclosure as requested to disclose when the management fee is payable. See page 16 of the Prospectus.

Shareholder Information

13.      Please revise the disclosure to clarify that the Bear Stearns Current Yield Shares would qualify as margin borrowing collateral once purchased.

Response: In response, the Fund has revised the disclosure as requested to clarify that once purchased either in Creation Units or in the Secondary Market, the Bear Stearns Current Yield Shares would qualify as margin borrowing collateral. See page 17 of the Prospectus.

Determination of Net Asset Value

14.      Please revise the disclosure to (a) change the reference from “market valuations” to “market quotations”; (b) delete the word “some” from the sentence reading in part “some investments are valued using fair value pricing . . .” (make a conforming change to the Statement of Additional Information); (c) add to the list of fair valued securities a reference to foreign securities and derivatives; and (d) delete the ability of the Fund to close if there is no trading on the primary market on which its portfolio securities trade (make a conforming change to the Statement of Additional Information).

Response: In response, the Fund has revised the disclosure as requested (making appropriate conforming changes to the Statement of Additional Information) to (a) change the reference from “market valuations” to “market quotations”; (b) delete the word “some” from the sentence reading in part “some investments are valued using fair value pricing . . .”; (c) add to the list of fair valued securities a reference to foreign securities and derivatives; and (d) delete the ability of the Fund to close if there is no trading on the primary market on which its portfolio securities trade. See pages 18 and 19 of the Prospectus.

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007
p. 6 of  8

Other Information

15.      Please delete the following paragraph: “For purposes of the Investment Company Act, the Fund is treated as a registered investment company, and the acquisition of Bear Stearns Current Yield Shares by other registered investment companies and companies relying on exemption from registration as investment companies under Sections 3(c)(1) or 3(c)(7) of the Investment Company Act is subject to the restrictions of Section 12(d)(1) of the Investment Company Act.” If the Fund keeps this paragraph, delete the phrase “treated as.”

Response: In response, the Fund notes that it will file an exemptive application seeking an order to permit funds investing in the Fund to acquire Bear Stearns Current Yield Shares beyond the limitations set forth in Section 12(d)(1) of the Investment Company Act. When this order is obtained it is the Fund’s intent to delete the entire paragraph referenced above. Until then, it has revised the disclosure to delete the phrase “treated as.” See page 22 of the Prospectus.

Statement of Additional Information

Investment Policies and Restrictions

16.      Please (a) revise footnote 1 so that the final sentence reads “In addition, for purposes of this investment restriction, hedging transactions in which the Fund may engage and similar investment strategies are not treated as senior securities when covered by a segregated account.”; (b) revise footnote 1 to indicate the investment limitation on reverse repurchase agreements; (c) specify that the private debt securities in which the Fund may invest are not loans; (d) add to the non-fundamental investment restrictions the restriction found in “Non-Principal Investment Strategies – Bank Borrowings” that the Fund will not purchase portfolio securities when outstanding borrowings exceed 5% of the Fund’s total assets; (e) delete the following sentence “The percentages are calculated at acquisition cost or market cost, whichever is lower.”; and (f) indicate that the investment limitations related to borrowing will be brought into compliance within three days, as required pursuant to Section 18(f) of the Investment Company Act.

Response: In response, the Fund has revised the disclosure as requested to (a) amend footnote 1 so that the final sentence reads “In addition, for purposes of this investment restriction, hedging transactions in which the Fund may engage and similar investment strategies are not treated as senior securities when covered by a segregated account.”; (b) amend footnote 1 to indicate the investment limitation on reverse repurchase agreements; (c) specify that the private debt securities in which the Fund may invest are not loans; (d) add to the non-fundamental investment restrictions the restriction found in “Non-Principal Investment Strategies – Bank Borrowings” that the Fund will not purchase portfolio securities when outstanding borrowings exceed 5% of the Fund’s total assets; (e) delete the following sentence “The percentages are calculated at acquisition cost or market cost, whichever is lower.”; and (f) indicate that the investment limitations related to borrowing will be brought into compliance within three days, as required pursuant to Section 18(f) of the Investment Company Act. See pages B-1, B-2, B-3 and B-4 of the marked version of the Statement of Additional Information attached hereto as Annex B (the “SAI”).

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007
p. 7 of  8

Amex Listing and Trading

17.      Please revise the last paragraph in this section to read “The Trust reserves the right to adjust the price of Shares to maintain convenient trading ranges for investors (namely, to maintain a price per Share that is attractive to investors) by share splits or reverse share splits, which would have no effect on the NAV or the value of shareholdings.”

Response: In response, the Fund has revised the disclosure as requested so that the last paragraph in this section reads “The Trust reserves the right to adjust the price of Shares to maintain convenient trading ranges for investors (namely, to maintain a price per Share that is attractive to investors) by share splits or reverse share splits, which would have no effect on the NAV or the value of shareholdings.” See page B-4 of the SAI.

Principal Investment Strategies – Portfolio Asset Classes

18.      Please (a) revise the sentence that reads “Asset-Backed Securities may be subject to greater risk of default during periods of economic downturn than other short-term instruments.” to indicate that the risk of default is generally greater for pools that include so-called “subprime” mortgages; and (b)revise the disclosure to indicate whether there is a limitation on investments in derivatives.

Response: In response, the Fund has revised the disclosure as requested to (a) amend the sentence that reads “Asset-Backed Securities may be subject to greater risk of default during periods of economic downturn than other short-term instruments.” to indicate that the risk of default is generally greater for pools that include so-called “subprime” mortgages; and (b) indicate whether there is a limitation on investments in derivatives. See pages B-8, B-9 and B-10 of the SAI.

Non-Principal Investment Strategies – Lending of Portfolio Securities

19.      Please (a) revise the disclosure to indicate whether the Fund currently intends to lend its portfolio securities; and (b) revise the disclosure to indicate who invests the collateral.

Response: In response, the Fund has revised the disclosure as requested to (a) indicate whether the Fund currently intends to lend its portfolio securities; and (b) indicate who invests the collateral. See page B-12 of the SAI.

Non-Principal Investment Strategies – Money Market Funds

20.      Please revise the disclosure to indicate that money market funds are subject to more stringent investment restrictions than the Fund.

Response: In response, the Fund has revised the disclosure as requested to indicate that money market funds are subject to more stringent investment restrictions than the Fund. See page B-12 of the SAI.

Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
December 14, 2007 p. 8 of  8

Portfolio Manager – Other Accounts Managed by Portfolio Manager

21.      Please revise the disclosure to provide more discussion about the allocation of investment opportunities.

Response: In response, the Fund has revised the disclosure as requested to provide more discussion about the allocation of investment opportunities. See page B-22 of the SAI.

Disclosure of Portfolio Holdings

22.      Please (a) revise the disclosure to identify the names of the service providers to which the Fund’s portfolio holdings are disclosed and clarify that the Advisor provides the information to the service providers on the Fund’s behalf; and (b) supplementally indicate that the Fund has not yet identified specific rating and ranking organizations to which the Fund’s portfolio holdings will be disclosed.

Response: In response, the Fund supplementally informs the Staff that it has not yet identified specific rating and ranking organizations to which the Fund’s portfolio holdings will be disclosed, and the Fund has revised the disclosure as requested to identify the names of the service providers to which the Fund’s portfolio holdings are disclosed and clarify that the Advisor provides the information to the service providers on the Fund’s behalf. See page B-24 of the SAI.

***

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,
/s/ Peter D. Fetzer
Peter D. Fetzer

Attachments

cc:	Jeffry P. Brown (w/ attachments) Bear Stearns Asset Management Patrick Daugherty (w/attachments) George T. Simon (w/ attachments) Foley & Lardner LLP

Annex A

Preliminary Copy--Subject to Completion, dated ~~August 6,~~December 14, 2007

[COVER PAGE LOGO]

Bear Stearns Current Yield Fund

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. IN ADDITION, THE OFFERING OF SHARES IS CONTINGENT UPON APPROVAL OF AN EXEMPTIVE APPLICATION WHICH HAS BEEN SUBMITTED TO THE SEC, WHICH APPROVAL MAY OR MAY NOT BE GRANTED.

        The Bear Stearns Current Yield Fund is an actively-managed exchange-traded fund. The investment objective of the Fund is to seek as high a level of current income as is consistent with the preservation of capital and liquidity. Shares of the Fund are listed for trading on the American Stock Exchange under the ticker symbol “YYY”.

        Unlike a mutual fund, the Bear Stearns Current Yield Fund sells and redeems its shares (Bear Stearns Current Yield Shares) only in large bundles of shares that each cost millions of dollars. Accordingly, the Fund expects that only large institutional investors will purchase and redeem Bear Stearns Current Yield Shares directly from the Fund. In turn, these large institutional investors will break up their bundles of Bear Stearns Current Yield Shares and offer and sell individual shares of the Fund on the American Stock Exchange or another national securities exchange, national securities association or over-the-counter trading system. The Fund cannot ensure that a secondary market in Bear Stearns Current Yield Shares will develop. Investors who purchase individual Bear Stearns Current Yield Shares in the secondary market cannot purchase or redeem these shares directly from the Fund, and these shares may trade below, at or above the net asset value of the Fund.

        No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and the Statement of Additional Information dated [•] [•], 2007 (which is incorporated by reference into this Prospectus and is legally a part of this Prospectus) and, if given or made, such information or representations may not be relied upon as having been authorized by us.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Prospectus

~~YYY~~Bear Stearns Active ETF Trust

[•] [•], 2007

Prospectus — Bear Stearns Current Yield Fund

[•][•], 2007

Table of Contents

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES	1
PRINCIPAL RISK CONSIDERATIONS	~~6~~7
FUND PERFORMANCE	~~8~~10
FEES AND EXPENSES	~~9~~11
CREATION AND REDEMPTION OF CREATION UNITS	~~10~~12
BOOK ENTRY	~~13~~15
MANAGEMENT	~~14~~15
SHAREHOLDER INFORMATION	~~15~~17
FREQUENT TRADING	~~15~~17
SERVICE AND DISTRIBUTION PLAN	~~16~~17
DETERMINATION OF NET ASSET VALUE	~~16~~18
INTRADAY INDICATIVE VALUE	~~17~~19
DIVIDENDS AND DISTRIBUTIONS	~~17~~19
TAXES	~~18~~19
CODE OF ETHICS	~~18~~20
FUND WEBSITE AND DISCLOSURE OF PORTFOLIO HOLDINGS	~~19~~20
OTHER INFORMATION	~~19~~21
FINANCIAL HIGHLIGHTS	~~19~~21

Frequently Used Terms

Trust	~~YYY~~Bear Stearns Active ETF Trust (f/k/a YYY Trust), a registered open-end investment company
Fund	Bear Stearns Current Yield Fund, an investment portfolio of the Trust
Bear Stearns Current Yield Shares	Shares of the Fund offered to investors
Advisor	Bear Stearns Asset Management, Inc., the investment advisor to the Fund
Distributor	ALPS Distributors, Inc., the distributor to the Fund
AMEX	American Stock Exchange LLC, the primary market on which Bear Stearns
Current Yield Shares are listed for trading
Investment Company Act	Investment Company Act of 1940, as amended
SAI	Statement of Additional Information
SEC	Securities and Exchange Commission
Secondary Market	A national securities exchange ~~other than the AMEX~~, national securities association or over-the-counter trading system where Bear Stearns
Current Yield Shares may trade from time to time.
Securities Act	Securities Act of 1933, as amended

Exchange: American Stock Exchange LLC
Ticker: YYY
CUSIP: 98426R 100

        The Fund is an actively-managed exchange-traded fund. Unlike a mutual fund, the Fund sells and redeems Bear Stearns Current Yield Shares only in large bundles that each cost millions of dollars. So, the Fund expects that only large institutional investors will purchase and redeem Bear Stearns Current Yield Shares directly from the Fund. In turn, these large institutional investors will break up their bundles of Bear Stearns Current Yield Shares and offer and sell individual shares ~~on the AMEX, under the ticker symbol “YYY”, and~~ in the Secondary ~~Markets~~Market. The Fund cannot ensure that a Secondary Market in Bear Stearns Current Yield Shares will develop. Bear Stearns Current Yield Shares purchased ~~on the AMEX or~~ in the Secondary ~~Markets~~Market may trade below, at or above the net asset value of the Fund.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

        The investment objective of the Fund is to seek as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund’s investment objective may be changed without shareholder approval upon 30 days’ written notice. The portfolio manager seeks to attain the Fund’s objective by investing primarily in short-term debt obligations, including U.S. government securities, bank obligations, corporate debt obligations, mortgage-backed and asset-backed securities, municipal obligations, foreign bank obligations (U.S. dollar denominated), foreign corporate debt obligations (U.S. dollar denominated), repurchase agreements and reverse repurchase agreements.

        The Fund provides investors with an alternative to direct investment in short-term debt obligations ~~and alleviates~~, which may involve the need to schedule maturities and reinvest, evaluate the credit of issuers, invest in round lots and safeguard the receipt and delivery of securities. The Fund is a convenient investment for diversifying a portfolio but is not itself a complete investment program. The Fund anticipates that it will be rated the highest rating for short-term investments by at least one of the nationally recognized statistical rating organizations~~. To the best of~~, although there is no assurance the Fund~~’s knowledge, the~~ will be so rated. The nationally recognized statistical rating organizations (each an “NRSRO”) are currently Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), Fitch, Inc., Dominion Bond Rating Service Ltd. ~~and~~, A.M. Best Company, Inc., Japan Credit Rating Agency, Ltd. and Rating and Investment Information, Inc.

        The Fund is not a “money market fund” as that term is defined in the Investment Company Act, and it is not an objective of the Fund to maintain a target share price as would be the case for a money market fund.

        An investment in the Fund is not a bank deposit, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund is not guaranteed to achieve its investment objective and an investment in the Fund could lose money.

        Unlike an “index fund” which seeks to achieve, as closely as practicable, the total return of the securities comprising a specified market index, the Fund is actively managed by its portfolio manager. In other words, the portfolio manager has the discretion to choose securities for the Fund’s portfolio consistent with the Fund’s investment objective. The portfolio manager’s discretion is subject to the limitations discussed below.

        When buying securities, the portfolio manager takes a “top-down” investment approach for sector allocations, reviewing the economic outlook and the direction in which inflation and interest rates are expected to move, and then takes a “bottom-up” investment approach using relative value analysis to select the best securities within each sector.

        When selling securities, the portfolio manager employs a self-discipline pursuant to which he sells or reduces a position as part of the “top-down” sector allocation process discussed above and/or sells or reduces a position when the “bottom-up” approach discussed above indicates the relative value of a security is deteriorating.

        The Fund will not invest in common stocks, preferred stocks, warrants or other equity securities. The Fund will not purchase securities on margin, except that the Fund may borrow money, including through reverse repurchase agreements, as described below. The Fund will not sell securities short or write put and call options, except that the Fund may invest in derivative instruments, as described below.

        The Fund’s investments may have fixed or variable principal payments and all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, deferred, and auction rate features. The Fund’s portfolio will have ~~a weighted~~an average dollar-weighted maturity of approximately 180 days, although the average may vary significantly from that period at times. The Advisor may vary the average dollar-weighted maturity in anticipation of a change in the interest rate environment, increasing the average when the Advisor believes interest rates are falling or decreasing the average when the Advisor believes interest rates are rising.

        The “average dollar-weighted maturity” of the Fund is the average of all the current maturities (that is, the term of the securities) of the individual securities in the Fund’s portfolio weighted by the market value of each security. Average dollar-weighted maturity is important to investors as an indication of the Fund’s sensitivity to changes in interest rates. Generally, the longer the average dollar-weighted maturity may be, the greater the fluctuation in share price will be. Mortgage-related and asset-backed securities are subject to prepayment of principal, which can shorten the average dollar-weighted maturity of the Fund’s investments. Therefore, for purposes of calculating the average dollar-weighted ~~average~~ maturity of the Fund, fixed rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities will be deemed to have a maturity equal to their ~~expected~~dollar-weighted average life. The “dollar-weighted average life” of mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities is the average ~~weighted maturity of the anticipated cash flows in such securities held by the Fund~~number of years for which each dollar of unpaid principal on an underlying loan remains outstanding given certain prepayment assumptions. Prepayment assumptions are subjective assessments of the likelihood of prepayment based upon various factors including current interest rates, rates on the underlying instruments and prepayments of similar types of instruments. The Advisor determines the dollar-weighted average life of the mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities held by the Fund.

        Because variable or floating rate securities have interest rates that are reset periodically, for purposes of determining interest rate risk, these securities are functionally equivalent to an investment that matures at the next reset date. Therefore, for purposes of calculating the average dollar-weighted maturity, variable or floating rate securities of all types are deemed to have a maturity equal to the period remaining until the next interest rate adjustment. This period ~~generally~~ will not exceed 12 months.

        The Fund may invest in securities of any maturity, provided that no fixed rate security in which the Fund invests (other than fixed rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities) will have a stated maturity in excess of three years. Fixed rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities in which the Fund invests may have a stated maturity in excess of three years (these securities may have maturities of up to 50 years), but they will not have an expected dollar-weighted average life in excess of three years. Variable or floating rate securities in which the Fund invests (other than variable or floating rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities) will not have a stated maturity in excess of five years. Variable or floating rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities in which the Fund invests may have a stated maturity in excess of five years (these securities may have maturities of up to 50 years), but they will not have an expected dollar-weighted average life in excess of five years.

        The Fund will not concentrate 25% or more of the value of its total assets in any one industry, as that term is used in the Investment Company Act, ~~(~~except that this restriction does not apply to obligations issued by the U.S. government, its agencies and instrumentalities or government-sponsored enterprises~~).~~, and that the Fund from time to time may invest 25% or more of its total assets in obligations of foreign banks (U.S. dollar denominated) and U.S. banks (“banking industry securities”). In addition, for diversification purposes, with respect to 75% of the Fund’s total assets, the Fund will not purchase the securities of any one issuer (other than cash, other investment companies and securities issued or guaranteed by the U.S. government, its agencies and instrumentalities or government-sponsored enterprises), if immediately after such purchase (a) more than 5% of the Fund’s total assets would be invested in the securities of that issuer or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer. For purposes of the Fund’s diversification limitations, repurchase agreements related to U.S. government securities that are fully collateralized and otherwise satisfy the requirements of Rule 5b-3 under the Investment Company Act are considered U.S. government securities.

        U.S. Government Securities. For purposes of the Investment Company Act, a U.S. government security is any security issued or guaranteed as to principal or interest by the U.S., and it includes a security issued by one of the government agencies or government-sponsored enterprises identified below. U.S. government agency securities are securities issued by branches of the government which may or may not be not guaranteed by the full faith and credit of the U.S. government. Examples of federal agencies include the Tennessee Valley Authority (“TVA”), Export Import Bank (“Ex-Im Bank”) and Government National Mortgage Association (“Ginnie Mae”). Government-sponsored enterprises (“GSE”) are private or public corporations established by the government but which are not agencies of the government. GSEs include the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Association (“Freddie Mac”), the Federal Home Loan Banks and various farm credit authorities. Obligations of certain agencies and GSEs, such as Ginnie Mae, are supported by the full faith and credit of the U.S. Treasury. Others, such as those of the Ex-Im Bank, are supported by the right of the issuer to borrow from the U.S. Treasury; and others, such as those of Fannie Mae, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations. Still others, such as those of Freddie Mac and the Federal Home Loan Banks, are supported only by the credit of the agency or instrumentality that issues them. There is no guarantee that the U.S. government will provide financial support to its agencies or instrumentalities, now or in the future, if it is not obligated to do so by law.

        Direct obligations of the U.S. Treasury include treasury bills, treasury notes and treasury bonds. The Fund may invest in Treasury Inflation Protected Securities (TIPS), which are issued by the U.S. government and are designed to protect investors from inflation. The Fund also may invest in certain interests in U.S. government securities, such as U.S. Treasury STRIPS. U.S. Treasury STRIPS permit the separate ownership and trading of the interest and principal components of direct obligations of the U.S. Treasury. While investments in treasury bills and interest and principal components of other direct obligations of the U.S. Treasury do not provide current income, they may increase in value over time which is consistent with the Fund’s secondary investment objective to preserve capital.

        Bank Obligations. The Fund is authorized to invest in obligations of commercial banks, savings banks, savings and loan associations or other depository institutions. These include certificates of deposit, banker’s acceptances, letters of credit, commercial paper and time deposits. Within this asset class, the Fund invests primarily in obligations of U.S. banking institutions.

        The Fund may invest in obligations of foreign branches or subsidiaries of U.S. banks (“Eurodollar Banking Obligations” ~~obligations~~), provided that such investments are general obligations of the U.S. parent bank. The Fund also may invest in obligations of foreign banks or subsidiaries of foreign banks issuing in the U.S. (“Yankeedollar Banking Obligations” ~~obligations~~). Eurodollar and Yankeedollar ~~obligations~~Banking Obligations in which the Fund may invest include notes, debentures, commercial paper and certificates of deposit. ~~The Fund may also invest in “Yankee bonds,” which are issued by foreign governments and their agencies and foreign corporations, but pay interest in U.S. dollars and are typically issued in the U.S.~~

        Since the Fund may contain Eurodollar ~~obligations and Yankee bonds~~and Yankeedollar Banking Obligations, the Fund may be subject to additional investment risks with respect to those securities that are different in some respects from those incurred by a fund which invests only in debt obligations of the ~~United States~~U.S. and domestic issuers, although such obligations may be higher yielding than securities of the ~~United States~~U.S. and domestic issuers.

        ~~The Fund limits its aggregate investments in obligations of U.S. banking institutions, excluding Eurodollar obligations, Yankeedollar obligations and Yankee bonds, to 25% of its total assets at the time of purchase. The Fund limits its aggregate investments in Eurodollar obligations, Yankeedollar obligations and Yankee bonds to 25% of its total assets at the time of purchase.~~

        The Fund from time to time, may invest 25% or more of its total assets in banking industry securities. When investments in banking industry securities equal or exceed 25% of the Fund’s total net assets, the Fund will be considered to be concentrating its investments in the banking industry. Once the Fund concentrates its investments in the banking industry, the Fund may continue to concentrate in the banking industry until the purchase of new investments, in the normal course of executing the Fund’s investment strategy, results in less than 25% of the Fund’s total net assets consisting of banking industry securities.

        U.S. Corporate Debt Obligations. The Fund may invest in debt obligations issued by U.S. businesses. These include investment-grade notes, bonds, debentures and commercial paper. The Fund may also purchase interests in loans made to companies by U.S. banks.

        Foreign Corporate Debt Obligations. The Fund may invest in foreign corporate debt obligations. The foreign corporate debt obligations in which the Fund may invest include investment-grade notes, bonds, debentures and commercial paper.

        Specifically, the Fund may invest in U.S. dollar-denominated corporate debt obligations of foreign companies located in the United Kingdom, Germany, the Netherlands, France, Switzerland, Italy, Scandinavia, Spain, Australia and Canada. The Fund also may invest in U.S. dollar denominated sovereign debt obligations of developed countries, provided they meet the minimum ratings criteria for domestic corporate debt obligations; and in the debt obligations of supranational agencies, provided they meet the ratings criteria for domestic corporate debt obligations. The Fund may only purchase domestic corporate debt obligations that are rated at the time of purchase in one of the three highest long-term rating categories by at least two NRSROs (for example, an S&P rating of “AAA,” “AA” or “A”; or a Moody’s rating of “Aaa,” “Aa” or “A”). Supranational entities include international organizations designated or supported by governmental entities to promote reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

        In many countries, there is less publicly available information about issuers than is available in the reports and ratings published about companies in the ~~United States~~U.S. Additionally, foreign companies are not subject to uniform accounting, auditing and financial reporting standards. Interest on foreign debt obligations may be subject to foreign withholding taxes which would reduce the Fund’s income without providing a tax credit for the Fund’s shareholders. Although the Fund intends to invest in securities of foreign issuers domiciled in nations which the Advisor considers as having stable and friendly governments, there is a possibility of expropriation, confiscatory taxation, currency blockage or political or social instability which could affect investments in foreign debt obligations.

        Mortgage-Backed and Asset-Backed Securities. The Fund may invest in residential and commercial mortgage-backed ~~and asset-backed securities. These securities represent interests in pools of income-generating assets which would otherwise be illiquid. Mortgage-backed securities are secured (or backed) by commercial or residential mortgages. Other asset-backed securities are secured (or backed) by, among other things,~~securities as well as other asset-backed securities that are secured or backed by automobile loans, installment sale contracts, credit card receivables, mortgages or other ~~similar assets. Mortgage-backed and asset-backed securities~~assets (“Asset-Backed Collateral”) and are issued by ~~entities such as~~ Ginnie Mae, Fannie Mae, the Federal Home Loan Mortgage Corporation, commercial banks, trusts, special purpose entities, finance companies, finance subsidiaries of industrial companies, savings and loan associations, mortgage banks and investment banks. These securities represent interests in specific Asset-Backed Collateral in which periodic payments of interest on and/or principal of the Asset-Backed Collateral are made, thus, in effect, passing through periodic payments made by the individual borrowers on the Asset-Basked Collateral underlying those securities, net of any fees paid to the servicer, any third party credit enhancement provider or any guarantor of the securities. Mortgage-backed securities are typically issued in separate tranches that are secured by the same pool of Asset-Backed Collateral but vary with respect to risk and yield because of payment priority of one tranche over another. As a result of these various priorities, different tranches of mortgage-backed securities may be assigned different ratings by NRSROs if and to the extent that they are rated. The Fund will invest only in those mortgage-backed and other asset-backed securities that are agency guaranteed or are rated at the time of purchase in one of the two highest long-term ratings categories by at least one NRSRO. Although the Asset-Backed Collateral underlying securities purchased by the Fund may include sub-prime mortgage loans or non-traditional mortgage loans, the particular securities purchased by the Fund will be rated in one of the two highest long-term rating categories due to their priority of payment over other tranches supported by the same Asset-Backed Collateral pool. NRSROs have recently downgraded their ratings of various mortgage-backed securities due to changes in default assumptions. Securities in lower tranches may have a significantly higher likelihood of being downgraded than the most senior tranches of these securities.

        Taxable U.S. Municipal Obligations. The Fund may invest in taxable municipal obligations. Taxable municipal obligations include debt obligations issued to obtain funds for public purposes, including construction of public facilities, refunding of outstanding obligations and obtaining funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various facilities operated for private profit.

        Repurchase Agreements (Lending). The Fund may enter into repurchase agreements with financial institutions deemed by the portfolio manager to be creditworthy under criteria established by the Board of Trustees. A repurchase agreement is a short-term investment in which the Fund purchases a debt security and the seller agrees to repurchase the obligation at a future time and set price, usually overnight. This results in a fixed rate of return for the Fund insulated from market fluctuations during the holding period. For purposes of the Investment Company Act, a repurchase agreement is deemed to be a loan from the Fund to the seller subject to the repurchase agreement. The aggregate value of all of the Fund’s repurchase agreements may not exceed 33 1/3% of the value of the Fund’s total assets.

        As discussed below, the Fund may not invest more than 15% of its net assets in illiquid securities. A repurchase agreement maturing in more than seven days is considered an illiquid security.

        Reverse Repurchase Agreements (Borrowing). The Fund may borrow money to the extent permitted by the Investment Company Act, including through reverse repurchase agreements. In a reverse repurchase agreement, the Fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. During the time a reverse repurchase agreement is outstanding, the Fund will maintain a segregated custodial account containing U.S. government or other liquid securities that have a value equal to the repurchase price. The aggregate value of all of the Fund’s reverse repurchase agreements may not exceed 33 1/3% of the value of the Fund’s total assets.

        As discussed below, the Fund may not invest more than 15% of its net assets in illiquid securities. Reverse repurchase agreements maturing in more than seven days are considered illiquid.

        Illiquid Securities. The Fund may invest in illiquid securities which are securities for which there is no active trading market, including “restricted securities” under the Securities Act. The Fund may not invest more than 15% of its net assets in illiquid securities at any time. Securities issued pursuant to Rule 144A of the Securities Act will be considered liquid, and will not be subject to the 15% investment limitation, if determined to be liquid by the Advisor under procedures adopted by the Board of Trustees.

    Derivatives.        The Fund may invest in various derivative instruments. A derivative is a financial instrument, the value of which is based on — or “derived from” — the values of other assets, reference rates or indices. ~~Derivative transactions may involve~~The types of derivatives in which the Fund may invest include forward contracts, future contracts, options and swaps, including options on futures and swaps in each case relating to interest rates or fixed income securities. From time to time, the Fund may use derivatives for hedging ~~(attempting to reduce risk by offsetting one investment position with another) or speculation (taking a position in the hope of increasing return)~~or speculation. Hedging purposes include risk management, seeking to stay fully invested, seeking to reduce transaction costs, seeking to simulate an investment in debt securities or other investments, seeking to add value by using derivatives to more efficiently implement portfolio positions when derivatives are favorably priced relative to debt securities or other investments, and other purposes. The use of derivatives for both hedging and speculative purposes involves a risk of loss or depreciation possibly greater than that associated with investing directly in the underlying assets because many transactions in derivative instruments involve leverage.

        Derivative products are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks, bonds and other traditional investments. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions.

        Securities Ratings. The debt securities that the Fund purchases must have the following ratings, or, if unrated, the Advisor must have determined that the securities are of a comparable quality:

•	Short-term municipal obligations purchased by the Fund must be rated ~~when purchased~~at the time of purchase in the highest rating category by at least one NRSRO (for example, an S&P rating of “A-1" or a Moody’s rating of “MIG-1” or, in the case of variable-rate demand obligations, “VMIG-1”).

•	Domestic corporate debt obligations purchased by the Fund must be rated ~~when purchased~~at the time of purchase in one of the three highest long-term rating categories by at least two NRSROs (for example, an S&P rating of “AAA,” “AA” or “A”; or a Moody’s rating of “Aaa,” “Aa” or “A”). Foreign corporate debt obligations purchased by the Fund must have the same rating as comparable domestic corporate debt obligations.

•	Mortgage-backed and asset-backed securities purchased by the Fund must be agency guaranteed or rated ~~when purchased~~at the time of purchase in one of the two highest long-term rating categories by at least one NRSRO (for example, an S&P rating of “AA-~~”~~“or higher or a Moody’s rating of “Aa3” or higher).

        A security will be deemed to satisfy the Fund’s minimum rating requirement regardless of its relative rating (for example, “+” or “-”) within a major rating category. If a security satisfies the Fund’s minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, then the Fund will not be required to dispose of the security. If and when such a downgrade occurs, however, the portfolio manager will determine what action, including sale of the security, is in the best interest of the Fund and its shareholders and will act on that determination.

PRINCIPAL RISK CONSIDERATIONS

        The Fund is subject to risks; the principal risks that may impact the Fund are described below. Some or all of these risks may adversely affect the Fund’s net asset value (“NAV”), trading price, yield, total return and ability to meet its investment objective. Although the Fund seeks to preserve capital, as with any investment an investment in the Fund could result in a loss or the performance of the Fund could be inferior to that of other investments.

General Risks

        Bear Stearns Current Yield Shares Not Insured or Guaranteed by any Government Agency. An investment in the Fund is not a bank deposit nor is it insured or guaranteed by the FDIC or any other government agency.

        The Fund is Actively Managed. There is no market history for actively-managed exchange-traded funds, and it is not known how well the Fund will perform in the market place. To date, exchange-traded funds have attempted to replicate or track an index. With the Fund, there is no index that the Fund attempts to replicate or track. Instead, the portfolio manager has discretion to select the Fund’s investments. This means that the Advisor’s management of the Fund affects the Fund’s performance, and the Fund might lose money if the portfolio manager is not able to meet the Fund’s investment objectives.

        Bear Stearns Current Yield Shares are not Individually Redeemable. Bear Stearns Current Yield Shares may be redeemed by the Fund only in large blocks known as “Creation Units” which are expected to be worth several million dollars each. The Trust may not redeem Bear Stearns Current Yield Shares in fractional Creation Units. Only certain large institutions that enter into agreements with the Distributor are authorized to transact in Creation Units with the Fund. These entities are referred to as “Authorized Participants.” All other persons or entities transacting in Bear Stearns Current Yield Shares must do so ~~on the AMEX or~~ in the Secondary ~~Markets~~Market.

        Bear Stearns Current Yield Shares May Trade at a Discount. The market prices of Bear Stearns Current Yield Shares ~~on~~in the ~~AMEX~~Secondary Market could be influenced by changes in NAV, in the Intraday Indicative Value (“IIV”)~~,~~ which is an approximate per-share value based on the Fund’s portfolio, and in supply and demand ~~on~~in the ~~AMEX~~Secondary Market. Thus, Bear Stearns Current Yield Shares may trade below, at or above their NAV and IIV. For more information about the fluctuation of NAV and IIV, see the section of this Prospectus entitled “Specific Trading Risks — Fluctuation of NAV and Intraday Indicative Value.”

        Interest Rate ~~and Credit~~ Risk. ~~The~~One of the principal risk factors associated with an investment in the Fund ~~are~~is the risk of fluctuations in short-term interest rates ~~and the risk of default among one or more issuers of securities that comprise the Fund’s portfolio~~. If interest rates rise, then the value of the Fund’s portfolio is expected to decrease. Conversely, if interest rates decline, then the value of the Fund’s portfolio is expected to increase. However, when interest rates are declining, the value of mortgage-backed securities and other asset-backed securities that permit prepayment may not increase as much as other fixed income securities that do not permit prepayment without penalty. Consequently, when you sell or redeem your Bear Stearns Current Yield Shares, they could be worth more or less than what you paid for them.

        Credit Risk. Another principal risk factor associated with an investment in the Fund is the risk of default by one or more of the issuers of securities that comprise the Fund’s portfolio or in the case of asset-backed securities the risk of default by one or more of the payors on the underlying loans. In periods of rising interest rates, the risk of default may increase if the securities or underlying obligations are variable rate instruments. Also, even during periods of falling interest rates, rates on underlying obligations may rise dramatically as a result of the expiration of low rate incentives given to individuals. With respect to asset-backed securities, the possibility of default in the underlying obligations may also make it difficult to accurately price the security for purposes of the NAV calculation or IIV calculation.

        Volatility Risk. The Fund may invest in mortgage-backed and asset-backed securities, including those backed by sub-prime loans. In the past year, the market for these loans has experienced significant volatility, and prices for fixed income securities, while normally quite stable, have experienced a higher than normal degree of volatility due to perceived credit risk and resultant sharp decrease in liquidity. Although the Fund does not intend on investing in asset-backed securities that are not agency guaranteed or rated by S&P at less than AA- or by Moody’s less than Aa3, there can be no assurance that this type of volatility would not adversely affect the price of the Fund’s shares.

        Prepayment Risk. The issuers of bonds or other debt securities may prepay principal due on securities, particularly during periods of declining interest rates. Securities subject to prepayment risk generally offer less potential for gain when interest rates decline and may offer a greater potential for loss when interest rates rise. Rising interest rates may cause prepayments to occur at a slower-than-expected rate, thereby increasing the average life of the security and making the security more sensitive to interest rate changes. However, mortgage-backed securities and other asset-backed securities are also sensitive to changes in redemption patterns. This may result in such securities being subject to increased rates of prepayment not only in a declining interest rate environment, but also in a stable or rising interest rate environment. In the latter case, prepayment may increase due to the ability of obligors on subprime financial assets underlying the securities to improve their credit ratings and refinance their obligations in order to benefit from reduced interest rate costs.

        The Fund is not a “Money Market Fund” nor is it Subject to Certain Laws Regulating Money Market Funds. The Investment Company Act contains specific legal requirements for money market funds that include restrictions on the type of securities that money market funds may include in their portfolios, diversification of holdings, and the overall composition of their portfolios. The Fund is not required by law to comply with such rules, and it is not an objective of the Fund to maintain a target share price as would be the case for a money market fund.

        Asset Class Risk. The returns from the Fund’s investments may underperform returns from other short-term investments or different asset classes.

        Credit Rating Risk. The Fund will consider a debt security’s NRSRO ratings when making investment decisions. The ratings of an NRSRO, however, represent only that NRSRO’s opinion as to the quality of the debt securities it rates and such ratings are not absolute standards or guarantees of the quality of those debt securities or the yields those debt securities will achieve. Further, the Fund may invest in debt securities that are not rated by an NRSRO but that the Advisor has determined are of comparable quality to those debt securities that have the minimum rating required by the Fund for that particular type of debt security. The Advisor may misjudge the quality of an unrated debt security, which could have a negative effect on Fund performance.

        Foreign Risks. Investments in foreign debt obligations, even though U.S. dollar-denominated, involve additional risk such as unfavorable political or economic developments, imposition of withholding taxes, seizure of foreign deposits and currency controls or other governmental restrictions that might affect the payment of principal or interest. Furthermore, foreign issuers are generally not subject to financial reporting standards that are comparable to U.S. standards. As long as the Fund holds a foreign security, even though U.S. dollar-denominated, its value could be affected by the value of the local currency relative to the U.S. dollar.

        Municipal Securities. The Fund may invest in municipal securities which can be affected by economic and political events and uncertainties in the market relating to taxation, legislative changes or the rights of municipal security holders.

        Illiquid Security Risk. The Fund may have difficulty valuing or selling illiquid securities at an acceptable price. ~~The~~In particular, there is currently extremely limited liquidity for mortgage-backed securities, and the lack of liquidity for these securities may continue or worsen in the future. In response, the Fund may have to lower the price of its illiquid securities, sell other securities instead or forgo an investment opportunity. Any of these could have a material negative effect on Fund performance.

        Derivative Instruments Risk. A small investment in derivative instruments could have a potentially large impact on the Fund’s performance. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivative instruments can be highly volatile, illiquid and difficult to value, and there is a risk that changes in the value of a derivative instrument held by the Fund will not correlate with the Fund’s other investments.

        Banking Industry Concentration Risk. Because the Fund may concentrate 25% or more of its assets in banking industry securities, adverse developments in the banking industry may have a greater effect on the Fund than on an exchange-traded fund that invests more broadly. For instance, if the banking industry suffers a setback, the Fund may perform worse than if the Fund were more diversified across numerous industries. Banks may be particularly sensitive to certain economic factors such as interest rate changes, adverse developments in the real estate market, fiscal and monetary policy and general economic cycles.

        Risk/Return. The Fund will generally hold investments with low levels of risk. Therefore, over time the Fund may produce lower returns than investments that carry a higher level of risk. Investors should not consider the Fund alone to be a balanced investment strategy.

        ~~High Portfolio Turnover Risk. The Fund’s annual portfolio turnover rate may exceed 100%. The Fund’s portfolio turnover rate would exceed 100% if all of its securities, exclusive of U.S. government securities and other securities whose maturities at the time of acquisition are one year or less, are replaced in the period of one year. The Fund is expected to have a significant amount of portfolio turnover due to the short maturities of its portfolio securities (this would be particularly true if the portfolio turnover rate were calculated with all securities whose maturities were one year or less). High portfolio turnover would result in the Fund incurring more transaction costs such as “bid/ask” spread. Payment of those transaction costs reduces total return. High portfolio turnover also could result in payment by the Fund’s shareholders of increased taxes on realized gains, which also would reduce total returns on an after-tax basis.~~

Specific Trading Risks

        Absence of Prior Active Market. Although Bear Stearns Current Yield Shares are approved for listing on the AMEX, there can be no assurance that an active trading market will develop and be maintained for the shares.

        Fluctuation of NAV and Intraday Indicative Value. NAV and IIV, an approximate per-share value based on the Fund’s portfolio, will fluctuate with changes in the market value of the Fund’s holdings. The market prices of Bear Stearns Current Yield Shares could be influenced by changes in NAV, the IIV and supply and demand ~~on~~in the ~~AMEX~~Secondary Market. Bear Stearns Current Yield Shares may trade below, at or above their NAV and IIV. The Fund does not believe the fact that it is actively managed exacerbates the fluctuation of NAV and IIV, but there is no historical precedent to support this belief and there can be no assurance that the fluctuation will not be exacerbated. Supply and demand forces affecting the Bear Stearns Current Yield Shares in the ~~AMEX and on other~~ Secondary ~~Markets~~Market are expected to be closely related to, but not identical to, the same forces influencing the prices of the underlying investments. Because Bear Stearns Current Yield Shares can be created and redeemed in Creation Units and the IIV of Bear Stearns Current Yield Shares is reported every 15 seconds while the AMEX is open for trading, the Fund believes that the market will not sustain significant premiums or discounts to NAV ~~will not be sustained~~. In other words, the Bear Stearns Current Yield Shares are expected to closely track the value of the Fund’s portfolio, but there can be no assurance that significant premiums or discounts to NAV will not be sustained. For more information about NAV, see the section of this Prospectus entitled “Determination of Net Asset Value.” For more information about IIV, see the section of this Prospectus entitled “Intraday Indicative Value.”

        Please refer to the SAI for a more complete discussion of the risks of investing in Bear Stearns Current Yield Shares.

FUND PERFORMANCE

        The Fund is newly organized and therefore has no performance history as of the date of this Prospectus. The Fund’s performance (before and after taxes) will vary from year to year.

FEES AND EXPENSES

        The table below lists the fees and expenses that you may pay if you buy and hold Bear Stearns Current Yield Shares. The Fund had not commenced operations as of the date of this Prospectus. The other expenses listed in the table are estimates based on the expenses the Fund expects to incur for the fiscal year ending [•]. For a discussion of the transaction fees ~~(if any)~~ associated with the purchase and redemption of Creation Units applicable to Authorized Participants, see the section of this Prospectus entitled “Creation and Redemption of Creation Units — Transaction Fees.”

SHAREHOLDER FEES (fees paid directly from your investment)	None~~(1)~~
Fixed Creation/Redemption Fee(1)	$250
ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from the Fund's assets)
Management Fees(2)	0.30%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(4)	[ ]%
Total Annual Fund Operating Expenses	[ ]%

        Investors who buy and sell Bear Stearns Current Yield Shares through brokers or dealers will also incur customary brokerage commissions, dealer mark-ups and mark-downs and other charges. These expenses are not included in the table set forth above.

Example of Expenses for Investors Transacting in Bear Stearns Current Yield Shares

    These        examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Bear Stearns Current Yield Shares at the end of these periods. The examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$[o]	$[o]

        These examples are illustrative only and do not represent the Fund’s actual expenses and returns, either past or future. Investors are cautioned that the expenses of frequent trading of Bear Stearns Current Yield Shares ~~on the AMEX and~~ in the Secondary ~~Markets~~Market, in the form of brokerage commissions, market premiums or discounts, or other transaction charges, could exceed investment returns, resulting in economic loss. Additionally, if the Fund invests in another investment company, the Fund’s investors will indirectly bear the Fund’s proportionate share of the fees and expenses paid by that investment company.

        (1)  ~~See “Creation and Redemption of Creation Units –Transaction Fees” below.~~

        (1) A fixed transaction fee equal to $250 is applicable to each creation and redemption transaction, regardless of the number of Creation Units.

        (2) The Fund pays the Advisor a single, unified management fee ~~for arranging all services necessary for the Fund to operate other than SEC and state registration fees~~. The Fund compensates the Trustees of the Trust who are not “interested persons” of the Fund (as defined in the Investment Company Act).

        (3)  The Fund has adopted a Service and Distribution Plan pursuant to which the Fund may bear a Rule 12b-1 fee not to exceed 0.10% per annum of the Fund’s average daily net assets. ~~However, no such fee is currently paid by the Fund, as the~~The Trust’s Board of Trustees has resolved not ~~authorized~~ to authorize the payment of Rule 12b-1 fees~~.~~ prior to December ____, 2008.

        (4)  Other expenses are based on estimated amounts for the current fiscal year.

CREATION AND REDEMPTION OF CREATION UNITS

        The Fund issues and redeems Bear Stearns Current Yield Shares only in bundles of a specified number of shares. These bundles are known as “Creation Units.” To purchase or redeem a Creation Unit, you must be an Authorized Participant or you must do so through a broker, dealer, bank or other entity that is an Authorized Participant. An “Authorized Participant” is ~~either: (1) a “Participating Party,” namely, a broker-dealer or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency registered with the SEC, or (2) a participant in DTC, which, in either case,~~a participant in The Depository Trust Company (“DTC”), which has signed a “Participant Agreement” with the Distributor. Because Creation Units cost at least several million dollars each, it is expected that only large institutional investors will purchase and redeem Bear Stearns Current Yield Shares directly from the Fund in the form of Creation Units. In turn, it is expected that institutional investors who purchase Creation Units will break up their Creation Units and offer and sell individual Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market.

        Retail investors may acquire Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market (not from the Fund) through a broker or dealer. Bear Stearns Current Yield Shares are listed on the AMEX and are publicly traded. For information about acquiring Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, please contact your broker or dealer. If you want to sell Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, you must do so through your broker or dealer.

        When you buy or sell Bear Stearns Current Yield Shares ~~on~~in the Secondary Market, your broker or dealer may charge you a commission, market premium or discount, or other transaction charge, and you may pay some or all of the spread between the bid and the offered price for each purchase or sale transaction. Unless imposed by your broker or dealer, there is no minimum dollar amount you must invest and no minimum number of Bear Stearns Current Yield Shares you must buy ~~on the AMEX or~~ in the Secondary ~~Markets~~Market. In addition, because transactions ~~on the AMEX or~~ in the Secondary ~~Markets~~Market occur at market prices, you may pay more than NAV when you buy Bear Stearns Current Yield Shares and receive less than NAV when you sell those shares.

        The creation and redemption processes set forth below are summaries, and the summaries only apply to shareholders who purchase or redeem Creation Units (they do not relate to shareholders who purchase or redeem Bear Stearns Current Yield Shares in the Secondary Market). Authorized Participants should refer to their Authorized Participant Agreements for the precise instructions that must be followed in order to create or redeem Creation Units.

Purchasing ~~Bear Stearns Current Yield Shares~~Creation Units Directly From the Fund

        ~~Purchase~~The Distributor only processes purchase orders ~~are only processed~~ on a day on which the New York Stock Exchange is open for trading (a “Business Day”). The New York Stock Exchange is open for trading Monday through Friday except for the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. You can purchase Bear Stearns Current Yield Shares directly from the Fund in the form of Creation Units only if you meet the following criteria and comply with purchase transaction procedures specified by the Trust.

        Eligible Investors. To purchase Bear Stearns Current Yield Shares directly from the Fund, you must be an Authorized Participant or you must purchase through a broker, dealer, bank or other entity that is an Authorized Participant. Investors should contact the Distributor for the names of Authorized Participants.

        Creation Units. You must purchase Bear Stearns Current Yield Shares in large blocks, known as “Creation Units.” For the Fund, a Creation Unit is comprised of 50,000 Bear Stearns Current Yield Shares. The number of Bear Stearns Current Yield Shares in a Creation Unit will not change, except in the event of a share split, reverse split or similar revaluation. The Fund may not issue fractional Creation Units.

        Placement of Purchase Orders. The Fund only accepts cash to purchase Creation Units. All purchase orders for Bear Stearns Current Yield Shares must be placed with the Distributor by or through an Authorized Participant. Purchase orders are processed through a manual clearing process run at the DTC (“Manual Clearing Process”). ~~A purchase order must be transmitted by mail or by~~The Distributor will process orders to purchase Creation Units received by U.S. mail, telephone, facsimile ~~or other electronic means permitted under the Participant Agreement. In order to purchase shares at the NAV determined that day, a purchase order must be received in proper form by 1:00 p.m., New York Time~~and other electronic means of communication by 4:00 p.m., New York time, as long as they are in proper form. Mail is received periodically throughout the day. An order sent by U.S. mail will be opened and time stamped when it is received. If an order to purchase Creation Units is received in proper form by 4:00 p.m., New York time, then it will be processed that day. Purchase orders received in proper form after ~~that~~4:00 p.m., New York time will be processed on the following Business Day and will be priced at the NAV determined on that day. ~~Mail is received periodically throughout the day. When mail is received, it is opened and time stamped.~~ All other procedures set forth in the Participant Agreement must be followed in order for you to receive the NAV determined on that day. The Fund defines “proper form” generally as an order (purchase or redemption) received by the Distributor that complies with the Participant Agreement, is timely submitted and is sufficiently complete and clear that the Distributor does not need to exercise any discretion to complete the order.

        The Trust or the Distributor may reject any purchase order that is not submitted in proper form. ~~The Trust~~They may also ~~reserves the absolute right to~~ reject a purchase order ~~transmitted to it by the Distributor~~ if (1) the purchaser or group of purchasers, upon obtaining the Bear Stearns Current Yield Shares ordered, would own 80% or more of the currently outstanding Bear Stearns Current Yield Shares; (2) the acceptance of the purchase order would, in the opinion of counsel, be unlawful; (3) the acceptance of the purchase order would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Fund or the shareholders of the Fund; (4) the value of the purchase amount exceeds a purchase authorization limit extended to an Authorized Participant by the ~~custodian~~Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the custodian prior to ~~1~~4:00 p.m., New York time, on the transmittal date; or (5) in the event that circumstances outside the control of the Trust, the Distributor and the Advisor make it impractical to process purchase orders.

        The ~~next~~third Business Day after your purchase order is received by the Distributor in proper form, on which DTC is open for business, you must transfer cash in an amount equal to the value of Creation Unit(s) purchased, based on the relevant NAV of the Bear Stearns Current Yield Shares, as described above~~, plus the applicable transaction fees (if any)~~. Upon payment, the Trust will instruct DTC to credit you with the purchased Bear Stearns Current Yield Shares.

Redeeming ~~Bear Stearns Current Yield Shares~~Creation Units Directly from the Fund

        The redemption process is essentially the reverse of the purchase process described above. To redeem Bear Stearns Current Yield Shares directly from the Fund, you must be an Authorized Participant or you must redeem through a broker, dealer, bank or other entity that is an Authorized Participant, and you must tender Bear Stearns Current Yield Shares in Creation Units. As with purchases, redemptions are processed through the Manual Clearing Process. A redemption order must be transmitted ~~by~~to the Distributor by U.S. mail ~~or by~~, telephone, facsimile or other electronic means permitted under the Participant Agreement. In order to receive the NAV on that day, a redemption order must be received by the Distributor in proper form prior to ~~the applicable cut-off time of 1~~4:00 p.m., New York ~~Time~~time. Mail is received periodically throughout the day. ~~When mail is received, it is~~A redemption order sent by U.S. mail will be opened and time stamped~~.~~ when it is received.

        The Trust or the Distributor may reject any redemption order that is not submitted in proper form. The Trust may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (1) any period during which the New York Stock Exchange is closed other than customary week-end and holiday closings, as permitted by the SEC; (2) any period during which trading on the New York Stock Exchange is restricted, as permitted by the SEC; (3) any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV~~,~~; and (4) for such other periods as the SEC may by order permit for the protection of holders of Bear Stearns Current Yield Shares.

        Redemption proceeds are paid in cash. The ~~next~~third Business Day after a redemption order is received by the Distributor in proper form, on which DTC is open for business, the redeeming Authorized Participant will surrender Bear Stearns Current Yield Shares in an integral number of Creation Units in exchange for a cash amount equal to the relevant NAV of the Bear Stearns Current Yield Shares, as described above, multiplied by the number of Bear Stearns Current Yield Shares redeemed ~~minus the applicable transaction fees (if any)~~. In the event the New York Stock Exchange is open for business, but the DTC is not open, the Distributor will accept redemption requests on behalf of the Fund, but the Fund will not be able to make payment on redemption requests on such days. In any event, this should not impact the Fund’s ability to comply with its obligation to satisfy redemption requests within seven days, as described above, because the DTC will normally be open for business on the same days that the New York Stock Exchange is open for business.

Transaction Fees

        ~~The Fund does not currently charge any transactions fees in connection with the~~A fixed transaction fee equal to $250 is applicable to each creation and redemption transaction, regardless of the number of Creation Units~~. If in the future the Fund charged any such fees, the Fund would fully disclose such fees in its prospectus.~~ transacted. From time to time, the Fund may waive this fixed transaction fee. When buying or selling Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, investors may be charged a commission, market premium or discount, or other transaction charge.

        The approximate value of one Creation Unit of the Fund as of [•] [•], 2007 is $[•]. Assuming an investment in a Creation Unit of $[•] and a 5.5% return each year, and the Annual Fund Operating Expenses, the total cost would be $[•] if the Creation Unit is redeemed after one year and $[•] if the Creation Unit is redeemed after three years. The above examples are illustrative only and do not represent the Fund’s actual expenses and returns, either past or future.

Continuous Offering

        The method by which Creation Units are purchased and traded may raise certain issues under applicable securities laws. Because new Creation Units are issued and sold by the Fund on an ongoing basis, at any point a “distribution,” as such term is used in the Securities Act, may occur.

        Broker-dealers and other ~~persons~~Creation Unit investors are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the principal underwriter, breaks them down into individual Bear Stearns Current Yield Shares, and sells the Bear Stearns Current Yield Shares directly to customers, or if it chooses to couple the creation of a supply of new Bear Stearns Current Yield Shares with an active selling effort involving solicitation of Secondary Market demand for Bear Stearns Current Yield Shares.

        A determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter. Broker-dealers should also note that dealers who are not “underwriters” but are effecting transactions in Bear Stearns Current Yield Shares, whether or not participating in the distribution of Bear Stearns Current Yield Shares, are generally required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available with respect to such transactions as a result of Section 24(d) of the Investment Company Act.

BOOK ENTRY

        Bear Stearns Current Yield Shares are held in book-entry form and no stock certificates are issued. ~~The Depository Trust Company (“DTC”)~~DTC, through its nominee Cede & Co., is the record owner of all outstanding Bear Stearns Current Yield Shares ~~and is recognized as the owner of all Bear Stearns Current Yield Shares for all purposes~~.

        Investors owning Bear Stearns Current Yield Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Bear Stearns Current Yield Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Bear Stearns Current Yield Shares, you are not entitled to receive physical delivery of stock certificates or to have Bear Stearns Current Yield Shares registered in your name, and you are not considered a registered owner of Bear Stearns Current Yield Shares. Therefore, to exercise any right as an owner of Bear Stearns Current Yield Shares, you must rely upon the procedures of DTC and its participants.

        These procedures are the same as those that apply to any securities that you hold in book entry or “street name” form for any publicly-traded company. Specifically, in the case of a shareholder meeting of the Fund, DTC assigns applicable Cede & Co. voting rights to its participants that have Bear Stearns Current Yield Shares credited to their accounts on the record date, issues an omnibus proxy and forwards the omnibus proxy to the Fund. The omnibus proxy transfers the voting authority from Cede & Co. to the DTC participant. This gives the DTC participant through whom you own Bear Stearns Current Yield Shares (namely, your broker, dealer, bank, trust company or other nominee) authority to vote the shares, and, in turn, the DTC participant is obligated to follow the voting instructions you provide.

MANAGEMENT

        The Board of Trustees of the Trust is responsible for the general supervision of the Fund. The Board of Trustees appoints officers who are responsible for the day-to-day operations of the Fund.

Investment Advisor

        The Advisor, Bear Stearns Asset Management, Inc., oversees the performance of the Fund ~~and arranges for transfer agency, custody and all other services necessary for the Fund to operate~~, but does not exercise day-to-day oversight over the Fund’s service providers. The Advisor is responsible for overseeing the management of the investment portfolio of the Fund. These services are provided under the terms of an Investment Advisory Agreement dated [•] [•], 2007 (the “Investment Advisory Agreement”) between the Trust and the Advisor, pursuant to which the Advisor receives an annual unified management fee equal to 0.30% of the Fund’s average net assets, which is accrued daily and paid monthly.

        Bear Stearns Asset Management, Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and was established in 1984. The Bear Stearns Companies Inc. is a holding company that, through its subsidiaries (including its principal subsidiary, Bear, Stearns & Co. Inc.), is a leading ~~United States~~U.S. investment banking, securities trading and brokerage firm serving U.S. and foreign corporations, governments and institutional and individual investors. Bear Stearns Asset Management, Inc. is a registered investment advisor with aggregate assets under management at December 31, 2006 of approximately $41.43 billion, and is located at 237 Park Avenue, New York, New York 10017.

        A discussion regarding the basis for the Board of Trustees approving the Investment Advisory Agreement will be available in the Trust’s first annual report to shareholders.

        The Advisor and its affiliates deal, trade and invest for their own accounts in the types of securities in which the Fund also may invest. The Advisor does not use inside information in making investment decisions on behalf of the Fund.

Portfolio Manager

        Scott ~~D.~~ Pavlak, CFA, Senior Managing Director, Head of Fixed Income and a Senior Portfolio Manager at the Advisor, is responsible for the day-to-day management of the Fund’s investments. Mr. Pavlak joined Bear, Stearns & Co. in 1990 and has been with the Advisor since 1992. ~~Mr. Pavlak oversees the Advisor’s short-term fixed income group and manages institutional corporate, public and Taft-Hartley separate account portfolios. Before joining Bear Stearns & Co.~~He is responsible for the Advisor’s traditional strategies that include Cash, Enhanced Cash, Short-Term, Intermediate, Core and Core-Plus, as well as stand-alone strategies that include Investment Grade Credit, High Yield, Mortgage-Backed, Liability-Driven Investing (LDI) and Emerging Market Debt. At the Advisor, Mr. Pavlak has been instrumental in developing new investment products and fixed income strategies, predominantly in the short and intermediate maturity spectrum. In addition, his experience includes managing portfolios for states and municipalities, Taft-Hartley clients, Fortune 500 companies and Central Banks. Prior to joining Bear Stearns, Mr. Pavlak was a Vice President and Senior Investment Officer at Beechwood Securities ~~Corporation Inc., where he managed fixed income portfolios for a variety of clients. Mr. Pavlak received his B.S.~~, specializing in fixed income and options strategies as the organization’s Registered Options Principal. He earned a BS in Finance from Fairleigh Dickinson University and earned ~~his M.B.A.~~an MBA in Finance and Economics from the Stern School of Business at New York University. ~~Mr.~~ Mr. Pavlak is a member of the CFA Institute (formerly AIMR) and ~~The~~the New York Society of Security Analysts, Inc. Mr. Pavlak is a CFA charterholder.

        Please refer to the SAI for a more complete discussion of the portfolio manager, including his compensation, other accounts managed by him, and his ownership of securities in the Fund.

OTHER SERVICE PROVIDERS

        The Bank of New York, located at One Wall Street, New York, New York 10286, serves as the Fund’s Administrator, Custodian and Transfer Agent.

        Foley & Lardner LLP, located at 90 Park Avenue, New York, ~~NY~~New York 10016, serves as ~~the Fund’s~~ special regulatory counsel to the Trust and the Fund.

        Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York 10036, serves as legal counsel to the Trust and the Fund.

        Hughes Hubbard & Reed, LLP, located at One Battery Park Plaza, New York, New York 10004-1482, serves as independent legal counsel.

        ALPS Distributors, Inc., located at 1290 Broadway, Suite ~~1000,~~1100, Denver, Colorado 80203, serves as the Fund’s distributor.

        ~~KPMG~~Deloitte & Touche LLP, located at ~~1601~~1700 Market Street, 24th Floor, Philadelphia, Pennsylvania ~~19103-2499,~~19103, serves as the Fund’s auditor.

SHAREHOLDER INFORMATION

        Investors may acquire Bear Stearns Current Yield Shares ~~on the AMEX and~~ in the Secondary Market through a broker or dealer. ~~On the AMEX and in~~In the Secondary ~~Markets~~Market, there is no minimum share amount you must buy or sell, with the result that you may purchase or sell as little as one Bear Stearns Current Yield Share. ~~The~~Once purchased either in Creation Units or in the Secondary Market, the Bear Stearns Current Yield Shares would qualify as margin borrowing collateral.

        When you buy or sell Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary MarketsMarket, your broker will normally charge you a commission or other transaction charges and you may pay market premiums or discounts on purchases and sales of the shares. For information about buying and selling Bear Stearns Current Yield Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, please contact your broker or dealer.

FREQUENT TRADING

        The Fund has not adopted market timing policies and procedures, and does not impose any restrictions on the frequency of purchases and redemptions of Creation Units directly with the Fund. In determining not to adopt market timing policies and procedures, the Board of Trustees noted that the Fund is expected to be attractive to active institutional and retail investors interested in buying and selling Bear Stearns Current Yield Shares on a short-term basis. In addition, the Board considered that, unlike traditional mutual funds, the Fund issues and redeems its shares at net asset value per share in Creation Units ~~plus applicable transaction fees (if any)~~ and the Fund’s shares may be purchased and sold ~~on the AMEX and~~ in the Secondary ~~Markets~~Market at prevailing market prices. Given this structure, the Board determined that the risks of frequent trading were less than in the case of a traditional mutual fund. This policy does not affect the Fund’s right to reject any purchase request. The Fund reserves the right to modify this policy at any time as the Board of Trustees may deem fit, and as may be required by regulatory requirements.

        The Board of Trustees has instructed the officers of the Trust to review reports of purchases and redemptions of Creation Units on a regular basis to determine if there is any unusual trading in the Fund. The officers of the Trust will report to the Board of Trustees any such unusual trading in Creation Units that is disruptive to the Fund. In such event, the Board of Trustees may reconsider its decision not to adopt market timing policies and procedures.

SERVICE AND DISTRIBUTION PLAN

        ALPS Distributors, Inc. serves as the Distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a ~~secondary market~~Secondary Market in Bear Stearns Current Yield Shares.

        The Board of Trustees of the Trust has adopted a Service and Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act~~, but as of the date of this Prospectus has not authorized the payment of Rule 12b-1 fees~~. In accordance with its Rule 12b-1 plan, the Fund is authorized to pay an amount up to 0.10% of its average daily net assets each year for certain distribution-related activities. The Trust’s Board of Trustees has resolved not to authorize the payment of Rule 12b-1 fees prior to December ____, 2008.

        No Rule 12b-1 fees are currently paid by the Fund, and there are no plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, they will be paid out of the Fund’s assets, and over time they will increase the cost of your investment, and they may cost you more than certain other types of sales charges.

        The Advisor and its affiliates may, out of their own resources, pay amounts to third parties for distribution or marketing services on behalf of the Fund. The making of these payments could create a conflict of interest for a financial intermediary receiving such payments.

DETERMINATION OF NET ASSET VALUE

        The NAV of the Bear Stearns Current Yield Shares is equal to the Fund’s total assets minus the Fund’s total liabilities divided by the total number of shares outstanding. Interest and investment income on the Trust’s assets accrue daily and are included in the Fund’s total assets. Expenses and fees (including investment advisory, management, administration and distribution fees, if any) accrue daily and are included in the Fund’s total liabilities. The NAV that is published is rounded to the nearest cent; however, for purposes of determining the price of Creation Units, the NAV is calculated to five decimal places.

        In calculating NAV, the Fund’s investments are valued using market ~~valuations. The value of the securities held by the Fund are determined by a pricing service. The pricing service values short~~quotations when available. Short-term debt securities held by the Fund with a remaining maturity of 60 days or less are valued at amortized cost, and short-term debt securities with 61 days or more to maturity ~~based on quotations received from market makers~~are valued based on a price quotation or other equivalent indication of value supplied by a market maker or other appropriate ~~sources~~source. When market quotations are not readily available or are deemed unreliable, ~~some~~ investments are valued using fair value pricing as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Trust’s Board of Trustees. Investments that may be valued using fair value pricing include, but are not limited to: (1) ~~illiquid~~ securities that are not actively traded, including “restricted” securities and securities received in private placements for which there is no public market; (2) securities of an issuer that becomes bankrupt or enters into a restructuring; (3) securities whose trading has been halted or suspended; (4) ~~a security affected by currency controls or restrictions~~over-the-counter derivative securities; and (5) fixed income securities that have gone into default and for which there is no current market ~~value~~ quotation. In addition, the Advisor may fair value securities that trade on a foreign exchange because a significant event has occurred after the foreign exchange closes but before the time as of which the Fund’s NAV is calculated.

        The frequency with which the Fund’s investments are valued using fair value pricing is primarily a function of the types of securities and other assets in which the Fund invests pursuant to its investment objective, strategies and limitations. If the Fund invests in other open-end management investment companies registered under the Investment Company Act, it may rely on the net asset values of those companies to value the shares it holds of them. Those companies may also use fair value pricing under some circumstances.

        Valuing the Fund’s investments using fair value pricing results in using prices for those investments that may differ from current market valuations. Accordingly, fair value pricing could result in a difference between the prices used to calculate NAV and the prices used to determine the IIV, which could result in the market prices for Bear Stearns Current Yield Shares deviating from NAV.

        The NAV is calculated by the Administrator and Custodian and determined each ~~business day~~  Business Day as of the close of regular trading on the New York Stock Exchange (ordinarily 4:00 p.m., New York time).

INTRADAY INDICATIVE VALUE

        The approximate value of the Fund’s investments on a per-share basis, the Intraday Indicative Value, is disseminated by the AMEX every 15 seconds during hours of trading on the AMEX. The IIV should not be viewed as a “real-time” update of NAV because the IIV may not be calculated in the same manner as NAV, which is computed once per day.

        ~~The AMEX~~An independent third party calculator calculates the IIV during hours of trading on the AMEX by dividing the “Estimated Fund Value” as of the time of the calculation by the total number of outstanding Bear Stearns Current Yield Shares ~~outstanding~~. “Estimated Fund Value” is the sum of the estimated amount of cash held in the Fund’s portfolio, the estimated amount of accrued interest owing to the Fund and the estimated value of the securities held in the Fund’s portfolio, minus the estimated amount of liabilities. ~~To determine the estimated value of the securities held by the Fund, the Fund’s administrator provides to the AMEX the weighted average maturity (or expected weighted average life, as applicable) for each security in the Fund’s portfolio as of the market close on the immediately preceding trading day. Based on the weighted average maturity (or expected weighted average life, as applicable) of the portfolio securities, the AMEX selects the appropriate reference securities and correlates them to the portfolio securities. The AMEX then adjusts the value of the portfolio securities throughout the trading day to reflect the movement of interest rates, as captured in the intraday movement of the reference securities.~~The IIV will be calculated based on the same portfolio holdings disclosed on the Fund’s website. In determining the estimated value for each of the component securities, the IIV will use matrix pricing, contemporaneous quotations or other methods that would be considered appropriate for pricing fixed-income securities held by registered investment companies.

        The Fund provides the ~~AMEX~~independent third party calculator with information to calculate the IIV, but the Fund is not involved in the actual calculation of the IIV and is not responsible for the calculation or dissemination of the IIV. The Fund makes no warranty as to the accuracy of the IIV.

DIVIDENDS AND DISTRIBUTIONS

        The Fund accrues income and expenses daily and pays the net amount accrued during each month to holders as of the last ~~business day~~Business Day of each month. Monthly distributions are comprised of income accrued on the Fund’s assets less expenses (“Net Income”). The Fund anticipates that most of its dividends will consist of ordinary income, which includes realized net short-term capital gain.

        It is the Fund’s intention to distribute substantially all of its Net Income over the course of the year. If, for any distribution, the Fund’s Net Income is less than the amount of the distribution, the difference could result in a return of capital to investors for tax purposes.

        Net long-term and short-term capital gains are distributed at least annually. It is anticipated that most of the Fund’s capital gains will be short-term capital gains.

        All distributions are paid in cash and are made to record holders. Record holders pass through the distributions on a pro rata basis to the underlying beneficial owners, if any. Distributions are subject to federal taxes.

TAXES

        The following discussion is intended as general information only; it is not a complete analysis of the federal tax implications of an investment in the Fund. Because each person’s tax situation is unique, you should consult your own tax advisor with regard to the federal, state and local tax consequences of the purchase, ownership, exchange and redemption of Bear Stearns Current Yield Shares. The following description of tax consequences does not address the tax treatment of foreign persons (entities that are not organized under the laws of the ~~United States~~U.S. or a political subdivision thereof, and individuals who are neither a citizen nor resident of the ~~United States~~U.S.) or shareholders holding Bear Stearns Current Yield Shares through tax-advantaged accounts (such as IRAs), and does not address any tax consequences other than U.S. federal income tax consequences. The applicable tax laws affecting the Fund and its shareholders are subject to change, including retroactive change.

        Distributions from the Fund’s net ordinary income and from the Fund’s net short-term capital gains, if any, are taxable to shareholders as ordinary income. Distributions from the Fund’s net capital gain (the excess of net long-term capital gains over net short-term capital losses) are taxable to a shareholder as long-term capital gains, regardless of how long the shareholder has held the Bear Stearns Current Yield Shares and whether or nor the distributions are reinvested in additional Bear Stearns Current Yield Shares. Distributions from the Fund do not qualify for the lower tax rates applicable to “qualified dividend income.” In general, distributions are subject to federal income tax in the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year.

        “Backup withholding” may be imposed on distributions and redemption proceeds paid to a shareholder who has failed to provide a correct taxpayer identification number.

        Any capital gain or loss recognized upon a sale of Bear Stearns Current Yield Shares is generally treated as a long-term gain or loss if the Bear Stearns Current Yield Shares have been held for more than one year. Any capital gain or loss recognized upon a sale of Bear Stearns Current Yield Shares held for one year or less is generally treated as a short-term gain or loss, except that any capital loss on the sale of Bear Stearns Current Yield Shares held for six months or less is treated as long-term capital loss to the extent that capital gain dividends were paid with respect to such Bear Stearns Current Yield Shares.

        After the end of each year, the Fund, in the case of an Authorized Participant, or your broker or dealer, in the case of another investor, will provide you with information about the dividends and distributions you received. If you do not provide the Fund or your broker or dealer with your correct taxpayer identification number and any required certifications, you may be subject to back-up withholding on your dividends, distributions and redemption proceeds.

        See the SAI for a more complete discussion of the tax consequences of investing in the Fund.

CODE OF ETHICS

        The Trust, the Advisor and the Distributor each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, the Advisor and the Distributor from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities. The codes permit personnel subject to them to invest in securities, including securities that may be held or purchased by the Fund. The codes are on file with the SEC and are available to the public.

FUND WEBSITE AND DISCLOSURE OF PORTFOLIO HOLDINGS

        The Advisor maintains a website for the Fund at www. [•]. The website for the Fund contains the following information, on a per-share basis, for the Fund: (1) the prior Business Day’s NAV ~~and~~; (2) the reported mid-point of the bid-ask spread at the time of NAV calculation (“Bid-Ask Price”)~~, and~~; (3) a calculation of the premium or discount of the Bid-Ask Price against such NAV; and (~~2~~4) data in chart format displaying the frequency distribution of discounts and premiums of the Bid-Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund if, shorter). In addition, on each Business Day, before the commencement of trading in Bear Stearns Current Yield Shares on the ~~Fund’s Exchange~~AMEX, the Fund will disclose on its website the identities and ~~weightings~~quantities of the portfolio securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV ~~as of the close of regular trading on the New York Stock Exchange (ordinarily 4:00 p.m., Eastern Time) on the next~~at the end of the Business Day.

        See the SAI for a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings.

OTHER INFORMATION

        The Fund is not sponsored, endorsed, sold or promoted by any NRSRO or the AMEX. The NRSROs and the AMEX make no representation or warranty, express or implied, to the owners of Bear Stearns Current Yield Shares or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Fund to achieve its objective. The NRSROs and the AMEX have no obligation or liability in connection with the administration, marketing or trading of the Fund.

        AMEX’s only relationship to the Fund relates to the licensing of certain intellectual property and the listing of the Bear Stearns Current Yield Shares. With respecting to the licensed intellectual property, the Advisor pays the AMEX and the owner of the intellectual property, which is an affiliate of the Advisor, a licensing fee.

        For purposes of the Investment Company Act, the Fund is ~~treated as~~ a registered investment company, and the acquisition of Bear Stearns Current Yield Shares by other registered investment companies and companies relying on exemption from registration as investment companies under ~~Sections~~Section 3(c)(1) or 3(c)(7) of the Investment Company Act is subject to the restrictions of Section 12(d)(1) of the Investment Company Act, except as permitted by an exemptive order that permits registered investment companies to invest in the Fund beyond those limitations.

        Bear Stearns & Co., an affiliate of the Advisor, will act as an Authorized Participant for the Fund, under terms and conditions that are substantially similar to those between the Distributor and the other Authorized Participants not affiliated with the Advisor. The Participant Agreement between Bear Stearns & Co. and the Distributor was negotiated at arms-length, and was subject to the approval of the Trust’s Board of Trustees.

FINANCIAL HIGHLIGHTS

        The Fund is newly organized and therefore has not yet had any operations as of the date of this Prospectus.

~~YYY~~Bear Stearns Active ETF Trust

Mailing Address
237 Park Avenue
New York, New York 10017

Telephone
(800) [•]-[•]

Website

www. [•]

For More Information

If you would like more information about ~~YYY~~Bear Stearns Active ETF Trust, the Bear Stearns Current Yield Fund and the Bear Stearns Current Yield Shares, the following documents are available free upon request.

Annual and Semiannual Reports to Shareholders: Additional information about the Fund’s investments will be available in the Fund’s annual and semiannual reports to shareholders.

Statement of Additional Information ~~(“SAI”)~~: The SAI for the Fund provides additional information about the Trust, the Fund and the Bear Stearns Current Yield Shares. The current annual and semiannual reports and the SAI are incorporated by reference into (and are thus legally a part of) this Prospectus. To receive a free copy of the latest annual or semiannual report or the SAI, to request additional information about the Trust, the Fund or the Bear Stearns Current Yield Shares or to make shareholder inquiries, please contact us by mail or telephone or visit our website.

Information Provided by the SEC: You can review and copy information about the Fund (including the SAI) at the SEC’s Public Reference Room in Washington, DC. To find out more about this public service, call the SEC at 1-202-942-8090. Reports and other information about the Fund are also available on the SEC’s website (www.sec.gov), or you can receive copies of this information, for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the Public Reference Section, Securities and Exchange Commission, Washington, DC 20549-0102.

Investment Company Act File No. 811-22038.

Annex B

Preliminary Copy--Subject to Completion, dated ~~August 6,~~December 14, 2007

STATEMENT OF ADDITIONAL INFORMATION

~~YYY~~BEAR STEARNS ACTIVE ETF TRUST

BEAR STEARNS CURRENT YIELD FUND

237 PARK AVENUE, NEW YORK, NEW YORK 10017

PHONE: ([•])[•]-[•]

        This Statement of Additional Information (“SAI”) describes ~~the~~Bear Stearns Active ETF Trust (f/k/a YYY Trust), a Delaware statutory trust (the “Trust”) formed on March 19, 2007, an open-end registered management investment company under the Investment Company Act of 1940 (the “Investment Company Act”) and currently comprised of one investment portfolio, an exchange-traded fund named “Bear Stearns Current Yield Fund” (the “Fund”). Bear Stearns Asset Management, Inc. serves as the investment advisor to the Fund (the “Advisor”). ALPS Distributors, Inc. serves as the distributor for the Fund (the “Distributor”).

        The Fund is not a “money market fund,” as that term is defined in the Investment Company Act. Shares of the Fund are neither guaranteed nor insured by the U.S. government.

        This SAI is not a prospectus. It should be read in conjunction with the prospectus of the Trust, dated [•][•], 2007 (the “Prospectus”) which incorporates this SAI by reference. Capitalized terms used herein that are not defined have the same meaning as in the Prospectus, unless otherwise noted. A copy of the Prospectus may be obtained without charge by writing to the Trust’s distributor, ALPS Distributors, Inc., calling [•] or visiting www. [•]. An annual report for the Fund will be available in the same manner once the Fund has completed its first annual period.

The date of this Statement of Additional Information is [•][•], 2007.

BEAR STEARNS CURRENT YIELD FUND

TABLE OF CONTENTS

FUND OVERVIEW	1
INVESTMENT POLICIES AND RESTRICTIONS	1
AMEX LISTING AND TRADING	4
INVESTMENT CONSIDERATIONS	4
MANAGEMENT	~~11~~12
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	~~16~~17
INVESTMENT ADVISORY AND OTHER SERVICES	17
PORTFOLIO MANAGER	~~18~~19
PORTFOLIO TRANSACTIONS AND BROKERAGE	~~19~~20
DISCLOSURE OF PORTFOLIO HOLDINGS	~~20~~21
INTRADAY INDICATIVE VALUE	~~21~~22
THE DISTRIBUTOR	~~21~~22
ACCOUNTING AND LEGAL SERVICE PROVIDERS	~~22~~23
ADDITIONAL INFORMATION CONCERNING SHARES	~~22~~24
PURCHASE AND REDEMPTION OF CREATION UNITS	~~25~~26
DETERMINATION OF NET ASSET VALUE	~~25~~26
TAXATION	~~28~~29
OTHER INFORMATION	~~30~~32
FORM OF FINANCIAL STATEMENTS	~~32~~33
FORM OF NOTES TO FINANCIAL STATEMENTS	~~34~~35
FORM OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT	~~37~~39

        No person has been authorized to give any information or to make any representations other than those contained in this SAI and the Prospectus and, if given or made, such information or representations may not be relied upon as having been authorized by the Trust.

        The SAI does not constitute an offer to sell securities.

i

BEAR STEARNS CURRENT YIELD FUND

FUND OVERVIEW

        The Trust is a Delaware statutory trust formed on March 19, 2007 and an open-end registered management investment company comprised of one portfolio, a diversified exchange-traded fund named “Bear Stearns Current Yield Fund.” Other exchange-traded funds may be added to the Trust in the future. The offering of the shares of the Fund (“Shares”) is registered under the Securities Act of 1933, as amended (the “Securities Act”). The Shares are listed on the American Stock Exchange LLC (the “AMEX”). The Trust was formerly known as YYY Trust.

        The Fund issues and redeems Shares on a continuous basis, at their net asset value (“NAV”), only in large specified numbers of Shares called “Creation Units,” initially 50,000 Shares. Creation Units are purchased and redeemed for cash only and the Fund does not allow in-kind creations and redemptions. Except when aggregated in Creation Units, Shares are not redeemable securities of the Fund. Only “Authorized Participants” may purchase or redeem Shares directly from the Fund. Most retail investors do not qualify as Authorized Participants, nor do they have the resources to buy and sell whole Creation Units (each of which costs several million dollars). Therefore, they are unable to purchase or redeem the Shares directly from the Fund. Rather, most retail investors will purchase Shares on the AMEX, or on another national securities exchange, national securities association or over-the-counter (“OTC”) trading system (~~each a~~the “Secondary Market”) with the assistance of a broker, and these purchases will be subject to customary brokerage commissions or fees. Some of the information contained in this SAI and the Prospectus—such as information about purchasing and redeeming ~~Shares~~ Creation Units directly from the Fund ~~and references to transaction fees (if any) imposed on purchases and redemptions~~—is not relevant to most retail investors.

        Reference is made to the Prospectus for a discussion of the investment objective and policies of the Fund. The discussion below supplements and should be read in conjunction with the Prospectus.

INVESTMENT POLICIES AND RESTRICTIONS

        The Fund has adopted the following investment restrictions as matters of fundamental investment policy for the Fund:

        1.    The Fund will not issue senior securities, except as permitted under paragraph 2 below or as permitted under the Investment Company Act.(1)

        2.    The Fund will not borrow money, except as permitted under the Investment Company Act.(2)

        (1)   A reverse repurchase agreement or a derivative transaction will not be considered to constitute the issuance of a senior security by the Fund, if the Fund covers the transaction or segregates sufficient liquid assets in accordance with applicable requirements. In addition, for purposes of this investment restriction, hedging transactions in which the Fund may engage and similar investment strategies are not treated as senior securities when covered by a segregated account. The aggregate value of all of the Fund’s reverse repurchase agreements and outstanding borrowings may not exceed 33 1/3% of the value of the Fund’s total assets.

        (2)   The Investment Company Act permits the Fund to borrow money provided that it maintains continuous asset coverage of at least 300% of all amounts borrowed. A reverse repurchase agreement or a derivative transaction will not be considered to constitute the issuance of a senior security by the Fund, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund, if the Fund covers the transaction or segregates sufficient liquid assets in accordance with applicable requirements. For purposes of this investment restriction, securities held in escrow or separate accounts in connection with the Fund’s investment practices are not considered to be borrowing.

        3.    The Fund will not pledge, mortgage, hypothecate or otherwise encumber any of its assets, except to secure permitted borrowings and then in amounts not greater than the lesser of the dollar amounts borrowed or 33 1/3% of the value of the Fund’s total assets at the time of such borrowing.(3)

        4.    The Fund will not act as an underwriter or distributor of securities other than the Shares (except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act, in the disposition of restricted securities).

        5.    The Fund will not concentrate 25% or more of the value of its total assets (taken at market value at the time of each investment) in any one industry, as that term is used in the Investment Company Act,~~(~~except that this restriction does not apply to obligations issued by the U.S. government ~~or~~, its agencies and instrumentalities or government-sponsored enterprises, and that the Fund from time to time may invest 25% or more of its total assets in obligations of foreign banks (U.S. dollar denominated) and U.S. banks (“banking industry securities”).

        6.    The Fund will not, with respect to 75% of the Fund’s total assets, purchase the securities of any one issuer (other than cash, other investment companies and securities issued or guaranteed by the U.S. government or its agencies and instrumentalities or government-sponsored enterprises), if immediately after such purchase (a) more than 5% of the Fund’s total assets would be invested in the securities of that issuer or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.(4)

        7.    The Fund will not purchase or sell real estate.

        8.    The Fund will not purchase or sell commodities or commodities contracts, except that the Fund is permitted to invest in options, futures, forward contracts, futures contracts, swaps and options on swaps and futures contracts and other derivatives.

        9.    The Fund will not lend money, except by purchasing debt securities ~~(distributed publicly or privately)~~, including debt securities issued in private placements, or entering into repurchase agreements (the Fund will only invest in repurchase agreements that are fully collateralized). Notwithstanding the foregoing, the Fund may lend securities to the extent permitted by the Investment Company Act.(5) At no time will ~~the value of the repurchase agreements and~~ the value of the securities loaned exceed in the aggregate 33 1/3% of the value of the Fund’s total assets.

        (3)  For purposes of this investment restriction, securities held in escrow or separate accounts in connection with the Fund’s investment practices, including collateral arrangements with respect to options, futures, forward contracts, futures contracts, swaps and options on swaps and futures contracts and other derivatives, are not deemed to be a pledge or other encumbrance.

        (4)  For purposes of the Fund’s diversification limitations, repurchase agreements related to U.S. government securities that are fully collateralized and otherwise satisfy the requirements of Rule 5b-3 under the Investment Company Act will be considered U.S. government securities.

        (5)  The Fund may lend portfolio securities to unaffiliated broker-dealers, banks or other recognized institutional borrowers of securities, provided that the borrower at all times maintains with the Fund cash, U.S. government securities or equivalent collateral or provides an irrevocable letter of credit in favor of the Fund equal in value to at least 100% of the value of the securities loaned.

        The Fund’s foregoing fundamental investment policies cannot be changed without approval of the holders of the lesser of: (i) 67% of the Shares present or represented at a shareholders’ meeting at which the holders of more than 50% of Shares are present or represented or (ii) more than 50% of the outstanding Shares.

        The Fund has adopted other investment restrictions which are not fundamental investment policies and which may be changed by the Board of Trustees of the Trust without shareholder approval. These additional restrictions are as follows:

        1.    The Fund will only invest in U.S. dollar-denominated securities.

        2.    The Fund will not purchase common stocks, preferred stocks, warrants or other equity securities.

        ~~3.     The Fund will limit its aggregate investments in obligations of U.S. banking institutions, excluding Eurodollar obligations, Yankeedollar obligations and Yankee bonds, to 25% of its total assets at the time of purchase. The Fund will limit its aggregate investments in Eurodollar obligations, Yankeedollar obligations and Yankee bonds to 25% of its total assets at the time of purchase. “Eurodollar” obligations are investments in obligations of foreign branches or subsidiaries of U.S. banks, which are general obligations of the U.S. parent bank. “Yankeedollar” obligations are investments in obligations of foreign banks or subsidiaries of foreign banks issuing in the U.S. “Yankee bonds” are bonds issued by foreign governments and their agencies and by foreign corporations that pay interest in U.S. dollars and are typically issued in the U.S.~~

        3.    ~~4.~~ The Fund will not purchase securities of other investment companies except securities of registered investment companies on the open market where no commission or profit results, other than the usual and customary broker’s commission, and where no more than 10% of the value of the Fund’s total assets would be invested in such securities, no more than 5% of the Fund’s total assets would be invested in shares of any one registered investment company and the Fund and its affiliated persons would hold no more than 3% of any class of securities, including voting securities, of any registered investment company. The Fund may invest in shares of money market funds in excess of the foregoing limitations, subject to the conditions of Rule 12d1-1 under the Investment Company Act, including the requirement that Fund not pay any sales charge or service fee in connection with such investment.

        4.    ~~5.~~ The Fund will not acquire or retain any security issued by a company, an officer or director of which is an officer or Trustee of the Trust or an officer, director or other affiliated person of the Fund’s investment advisor.

        5.    ~~6.~~ The Fund will not purchase securities on margin. However, the Fund may obtain such short-term credits as may be necessary for the clearance of transactions and may make margin payments in connection with transactions in futures and options and other derivative instruments, and the Fund may borrow money to the extent and in the manner permitted by the Investment Company Act, as provided in fundamental investment restriction No. 2 above.

        6.    ~~7.~~ The Fund will not sell securities short or write put and call options, except that the Fund may purchase and sell derivative instruments as described in this SAI.

        7.    ~~8.~~ The Fund will not make investments for the purpose of exercising control or management of any company.

        8.    ~~9.~~ The Fund will not hold more than 15% of its net assets in illiquid securities. If the value of the Fund’s illiquid securities exceeds 15% of the value of the net assets of the Fund, the excess must be sold as soon as practicable.

        9.     The Fund will not purchase portfolio securities when outstanding bank borrowings exceed 5% of the Fund’s total assets. For purposes of this restriction, reverse repurchase agreements are not considered borrowings.

        The percentage restrictions on investment or utilization of assets described above refer to the percentage at the time an investment is made, except for those percentage restrictions relating to investments in illiquid securities. ~~The percentages are calculated at acquisition cost or market cost, whichever is lower.~~ If these restrictions (except for those percentage restrictions relating to investments in illiquid securities) are adhered to at the time an investment is made, and such percentage subsequently changes as a result of changing market values or some similar event, no violation of the Fund’s investment restrictions is deemed to have occurred. However, as noted above the Fund is required to maintain continuous asset coverage of 300% with respect to borrowings, and should such coverage decline to less than 300% due to market fluctuations or otherwise, the Fund is required to sell (within three days) sufficient portfolio holdings to restore such coverage, even if such liquidations of the Fund’s holdings may be disadvantageous from an investment standpoint. Any changes in the Fund’s non-fundamental investment restrictions made by the Board of Trustees will be communicated to shareholders of the Fund prior to their implementation.

AMEX LISTING AND TRADING

        The Shares of the Fund are listed and trade on the AMEX. Shares, redeemable only when aggregated in Creation Units, trade ~~on the AMEX or~~ in the Secondary ~~Markets~~Market at prices that may differ to some degree from their NAV per Share or intraday indicative value (“IIV”). There can be no assurance that the requirements of the AMEX necessary to maintain the listing of Shares of the Fund will continue to be met. The AMEX may, but is not required to, remove the Fund from listing if: (i) following the initial 12-month period beginning upon the commencement of trading of the Fund, there are fewer than 50 beneficial owners of the Fund for 30 or more consecutive AMEX trading days (“Business Days”); or (ii) such other event shall occur or condition exists that, in the opinion of the AMEX, makes further listing on the AMEX inadvisable. In addition, the AMEX may remove the Shares from listing and trading upon termination of the Trust.

        As in the case of other securities traded on an exchange, when you buy or sell Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market your broker will normally charge you a commission or other transaction charges and you may pay market premiums or discounts on purchases and sales of Shares.

        The Trust reserves the right to adjust the price of Shares to maintain convenient trading ranges for investors (namely, to maintain a price per Share that is attractive to investors) by share splits or reverse share splits, which would have no effect on the NAV or the value of shareholdings.

INVESTMENT CONSIDERATIONS

        The Prospectus for the Fund describes its principal investment strategies and risks. This section expands upon that discussion and also discusses non-principal investment strategies and risks.

Principal Investment Strategies

Investment Ratings

        ~~To the best of the Fund’s knowledge, the~~The nationally recognized statistical rating organizations (each an “NRSRO”) are currently Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), Fitch, Inc., Dominion Bond Rating Service Ltd. ~~and~~, A.M. Best Company, Inc., Japan Credit Rating Agency, Ltd. and Rating and Investment Information, Inc. The debt securities that the Fund purchases must have the following ratings, or, if unrated, the Advisor must have determined that the securities are of a comparable quality:

•	Short-term municipal obligations purchased by the Fund must be rated ~~when purchased~~at the time of purchase in the highest rating category by at least one NRSRO (for example, an S&P rating of “A-1" or a Moody’s rating of “MIG-1” or, in the case of variable-rate demand obligations, “VMIG-1”).

•	Domestic corporate debt obligations purchased by the Fund must be rated ~~when purchased~~at the time of purchase in one of the three highest long-term rating categories by at least two NRSROs (for example, an S&P rating of “AAA,” “AA” or “A”; or a Moody’s rating of “Aaa,” “Aa” or “A”). Foreign corporate debt obligations purchased by the Fund must have the same rating as comparable domestic corporate debt obligations.

•	Mortgage-backed and asset-backed securities purchased by the Fund must be rated ~~when purchased~~at the time of purchase in one of the two highest long-term rating categories by at least one NRSRO (for example, an S&P rating of “AA-” or higher or a Moody’s rating of “Aa3” or higher).

•	Money market instruments purchased by the Fund must be rated ~~when purchased~~at the time of purchase in the highest rating category by at least two NRSROs. The highest rating category for Moody’s is a rating of “P-1", and the highest rating category for S&P is a rating of “A-1".

        A security will be deemed to satisfy the Fund’s minimum rating requirement regardless of its relative rating (for example, “+” or “-”) within a major rating category. If a security satisfies the Fund’s minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, then the Fund will not be required to dispose of the security. If and when such a downgrade occurs, however, the portfolio manager will determine what action, including sale of the security, is in the best interest of the Fund and its shareholders and will act on that determination.

        Investors are cautioned that credit ratings attempt to evaluate the safety of principal and interest payments, but they do not evaluate the volatility of a debt security’s value or its liquidity and do not guarantee the performance of the issuer. NRSROs may fail to make timely changes in credit ratings in response to subsequent events; an issuer’s current financial condition may be better or worse than the rating indicates. There is a risk that an NRSRO may downgrade a debt security’s rating that is owned by the Fund, in which case the value of the security would likely decrease or the security may become illiquid (or both). Subsequent to the Fund purchasing a security, the security may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund. Neither event will require the sale of such securities, although the portfolio manager will consider such event in its determination of whether the Fund should continue to hold the security. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, interest rate and rating may have different market prices.

Portfolio Asset Classes

        The Fund may invest only in the following (other than money market instruments ):

        Bank Obligations. The Fund may invest in U.S. dollar-denominated obligations of commercial banks, savings banks, savings and loan associations or other depository institutions such as, but not limited to, certificates of deposit (“CDs”), banker’s acceptances, letters of credit, commercial paper and time deposits. A CD is a negotiable certificate representing a bank’s obligation to repay funds deposited with it, earning a specified rate of interest over a given period. A banker’s acceptance is a negotiable obligation of a bank to pay a draft that has been drawn on it by a customer. A letter of credit is an unconditional guarantee by the issuing bank to pay principal and interest on a note a corporation has issued. A time deposit is a non-negotiable deposit in a bank earning a specified interest rate over a given period of time.

        Within this asset class, the Fund invests primarily in obligations of U.S. banks. General economic conditions and exposure to credit losses may affect the ability of a bank to meet its obligations and, thus, the performance of the Fund. U.S. banks are subject to extensive government regulations that could also affect the performance of the Fund. For example, regulations limit the amount and types of lending that banks make and the interest rates that may be charged. As a result of federal and state laws, domestic banks are generally required to maintain specified levels of reserves and are subject to other regulations designed to promote financial soundness. Despite these safeguards, a bank could default on its obligation and the Fund could lose money.

        The Fund also may invest in obligations of foreign branches or subsidiaries of U.S. banks, provided that such investments are general obligations of the U.S. parent bank (“Eurodollar Banking Obligations”), and the Fund may invest in obligations of foreign banks or subsidiaries of foreign banks issuing in the U.S. (“Yankeedollar Banking Obligations”). Eurodollar and Yankeedollar ~~obligations~~Banking Obligations issued by banks in which the Fund may invest include notes, debentures, commercial paper and certificates of deposit. ~~The Fund may also invest in Yankee bonds.~~

        Eurodollar ~~obligations,~~and Yankeedollar ~~obligations and Yankee bonds~~Banking Obligations issued by banks may involve additional investment risks, including adverse political and economic developments, the possible imposition of withholding taxes on interest income payable on such obligations, the possible seizure or nationalization of foreign deposits and the possible establishment of exchange controls or other foreign governmental laws or restrictions which might adversely affect the repayment of principal and the payment of interest.

        Issuers of Eurodollar ~~and Yankee bond issuers~~Banking Obligations may be subject to less stringent reserve requirements than U.S. banks. Issuers of Eurodollar ~~and Yankee bond issuers~~Banking Obligations may not be subject to the same accounting, auditing and financial record keeping standards and requirements as U.S. banks.

        There may be less publicly available information about issuers of Eurodollar ~~obligations,~~ Banking Obligations and Yankeedollar ~~obligations and Yankee bond issuers~~Banking Obligations than there would be about U.S. issuers. Yankeedollar ~~obligations~~Banking Obligations, and to a lesser extent, Eurodollar ~~obligations~~Banking Obligations, may be subject to currency risk due to the issuer’s overall exposure to foreign currency.

        The Fund from time to time, may invest 25% or more of its total assets in banking industry securities. When investments in banking industry securities equal or exceed 25% of the Fund’s total net assets, the Fund will be considered to be concentrating its investments in the banking industry. Once the Fund concentrates its investments in the banking industry, the Fund may continue to concentrate in the banking industry until the purchase of new investments, in the normal course of executing the Fund’s investment strategy, results in less than 25% of the Fund’s total net assets consisting of banking industry securities.

        U.S. Government Securities. For purposes of the Investment Company Act, a U.S. government security is any security issued or guaranteed as to principal or interest by the U.S., and it includes a security issued by one of the government agencies or government-sponsored enterprises identified below. U.S. government agency securities are securities issued by branches of the government which may or may not be not guaranteed by the full faith and credit of the U.S. government. Examples of federal agencies include the Tennessee Valley Authority (“TVA”), Export Import Bank (“Ex-Im Bank”) and Government National Mortgage Association (“Ginnie Mae”). Government-sponsored enterprises (“GSE”) are private or public corporations established by the government but which are not agencies of the government. GSEs include the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Association (“Freddie Mac”), the Federal Home Loan Banks and various farm credit authorities. Obligations of certain agencies and GSEs, such as Ginnie Mae, are supported by the full faith and credit of the U.S. Treasury. Others, such as those of the Ex-Im Bank, are supported by the right of the issuer to borrow from the U.S. Treasury; and others, such as those of Fannie Mae, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations. Still others, such as those of Freddie Mac and the Federal Home Loan Banks, are supported only by the credit of the agency or instrumentality that issues them. There is no guarantee that the U.S. government will provide financial support to its agencies or instrumentalities, now or in the future, if it is not obligated to do so by law.

        Direct obligations of the U.S. Treasury include treasury bills, treasury notes and treasury bonds. The Fund may invest in Treasury Inflation Protected Securities (TIPS), which are issued by the U.S. government and are designed to protect investors from inflation. The Fund also may invest in certain interests in U.S. government securities, such as U.S. Treasury STRIPS. U.S. Treasury STRIPS permit the separate ownership and trading of the interest and principal components of direct obligations of the U.S. Treasury. While investing in principal components of direct obligations of the U.S. Treasury does not provide high current income, it does offer the potential for capital appreciation, which is consistent with the Fund’s secondary investment objective to preserve capital.

        U.S. Corporate Debt Obligations. The Fund may invest in fixed-income securities issued by businesses. These include investment grade notes, bonds, debentures and commercial paper. The credit risks of corporate debt securities vary widely among issuers. Particularly during an economic downturn, an issuer may default on its obligations.

        Foreign Corporate Debt Obligations. ~~.~~ The Fund may invest in foreign corporate debt obligations. The foreign corporate debt obligations in which the Fund may invest include investment-grade notes, bonds, debentures and commercial paper.

        Specifically, the Fund may invest in U.S. dollar-denominated corporate debt obligations of foreign companies located in the United Kingdom, Germany, the Netherlands, France, Switzerland, Italy, Scandinavia, Spain, Australia and Canada. The Fund also may invest in U.S. dollar denominated sovereign debt obligations of developed countries, provided they meet the minimum ratings criteria for domestic corporate debt obligations; and in the debt obligations of supranational agencies, provided they meet the ratings criteria for domestic corporate debt obligations. The Fund may only purchases domestic corporate debt obligations that are rated at the time of purchase in one of the three highest long-term rating categories by at least two NRSROs (for example, an S&P rating of “AAA,” “AA” or “A”; or a Moody’s rating of “Aaa,” “Aa” or “A”). Supranational entities include international organizations designated or supported by governmental entities to promote reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

        In many countries, there is less publicly available information about issuers than is available in the reports and ratings published about companies in the ~~United States~~U.S. Additionally, foreign companies are not subject to uniform accounting, auditing and financial reporting standards. Interest on foreign securities may be subject to foreign withholding taxes which would reduce the Fund’s income without providing a tax credit for the Fund’s shareholders. Although the Fund intends to invest in securities of foreign issuers domiciled in nations which the Advisor considers as having stable and friendly governments, there is a possibility of expropriation, confiscatory taxation, currency blockage or political or social instability which could affect investments in foreign securities.

        Mortgage-Backed and Asset-Backed Securities. The Fund may invest in residential and commercial mortgage-backed securities as well as other asset-backed securities (collectively “Asset-Backed Securities”) that are secured or backed by automobile loans, installment sale contracts, credit card receivables, mortgages or other assets (“Asset-Backed Collateral”) and are issued by Ginnie Mae, Fannie Mae, the Federal Home Loan Mortgage Corporation, commercial banks, trusts, special purpose entities, finance companies, finance subsidiaries of industrial companies, savings and loan associations, mortgage banks and investment banks. These securities represent interests in ~~pools of assets~~specific Asset-Backed Collateral in which periodic payments of interest on and/or principal of the ~~securities (or both interest and principal)~~ Asset-Backed Collateral are made, thus, in effect, passing through periodic payments made by the individual borrowers on the ~~assets that underlie~~ theAsset-Basked Collateral underlying those securities, net of any fees paid to the ~~issuer or guarantor of~~ the servicer, any third party credit enhancement provider or any guarantor of the securities. Mortgage-backed securities are typically issued in separate tranches that are secured by the same pool of Asset-Backed Collateral but vary with respect to risk and yield because of payment priority of one tranche over another. As a result of these various priorities, different tranches of mortgage-backed securities may be assigned different ratings by NRSROs if and to the extent that they are rated. The Fund will invest only in those Asset-Backed Securities that are rated at the time of purchase in one of the two highest long-term ratings categories by at least one NRSRO. Although the Asset-Backed Collateral underlying securities purchased by the Fund may include sub-prime mortgage loans or non-traditional mortgage loans, the particular securities purchased by the Fund will be rated in one of the two highest long-term rating categories due to their priority of payment over other tranches supported by the same Asset-Backed Collateral pool. NRSROs have recently downgraded their ratings of various mortgage-backed securities due to changes in default assumptions. Securities in lower tranches may have a significantly higher likelihood of being downgraded than the most senior tranches of these securities.

        Non-mortgage Asset-Backed Securities may involve certain risks that are not presented by mortgage-backed securities. These risks arise primarily from the nature of the underlying assets (namely, credit card and automobile loan receivables, as opposed to real estate mortgages). Non-mortgage asset-backed securities do not have the benefit of the same security interest in the collateral as mortgage-backed securities.

        Like other fixed income securities, when interest rates rise the value of ~~an~~a fixed rate Asset-Backed Security generally will decline; however, when interest rates decline, the value of ~~an~~a fixed rate Asset-Backed Security ~~with~~that permits prepayment ~~features~~ may not increase as much as that of other fixed income securities that do not permit prepayment without penalty. Asset-Backed Securities may be subject to greater risk of default during periods of economic downturn than other short-term instruments. With respect to mortgage-backed securities, the risk of such defaults is generally higher in the case of mortgage pools that include so-called “sub-prime” mortgages. While the secondary market for ~~asset-backed securities~~Asset-Backed Securities is ordinarily quite liquid, during an economic downturn or when the underlying mortgage rates are being reset the secondary market may not be as liquid as the market for other types of securities, which could cause the Fund to experience difficulty in valuing or liquidating (or both) such securities.

        Taxable U.S. Municipal Obligations. The Fund also may invest in taxable U.S. municipal obligations. These include debt obligations issued to obtain funds for various public purposes, including construction of a wide range of public facilities, refunding of outstanding obligations and obtaining of funds for general operating expenses and loans to other public institutions and facilities. In addition, certain types of industrial development bonds are issued by or on behalf of public authorities to finance various facilities operated for private profit.

        The two principal classifications of municipal obligations are “general obligation” bonds and “revenue” or “special obligation” bonds. General obligation bonds are backed by the issuer’s faith, credit and taxing power. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as from the user of the facility being financed. Private activity bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds. The repayment of the principal and the payment of interest on such private activity bonds depends solely on the ability of the user of the facilities financed by the bonds to meet its financial obligation and the pledge, if any, of real and personal property so financed as security for such payment.

        Municipal obligations may bear fixed, variable or floating rates of interest. Yields on municipal obligations are dependent on a variety of factors, including the general condition of the money market and of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. Municipal securities can be significantly affected by economic and political changes, in addition to taxation and legislative changes.

        Repurchase Agreements (Lending). The Fund may enter into repurchase agreements, a form of lending. Under repurchase agreements, the Fund purchases and simultaneously contracts to resell securities at an agreed upon time and price. This results in a fixed rate of return for the Fund insulated from market fluctuations during such period. Repurchase agreements maturing in more than seven days are considered illiquid securities. The aggregate value of all of the Fund’s repurchase agreements may not exceed 33 1/3% of the value of the Fund’s total assets.

        The Fund will only invest in repurchase agreements that are fully collateralized and the Advisor will monitor the value of the underlying securities to assure that the value always equals or exceeds the repurchase price. In addition, the Advisor will monitor the creditworthiness of the issuing broker, dealer or bank, who must be rated A or better. In the event of default by the seller, the underlying securities are not owned by the Fund but only constitute collateral for the seller’s obligation to pay the repurchase price. Therefore, the Fund may suffer delays and incur costs or possible losses in connection with the disposition of the collateral. In the event of a default, instead of the contractual fixed rate of return, the rate of return would be dependent upon intervening fluctuations of the market value of the security and the accrued interest on the security.

        Reverse Repurchase Agreements (Borrowing). The Fund may borrow money to the extent permitted by the Investment Company Act, including through reverse repurchase agreements. ~~Reverse repurchase agreements are considered to be borrowings under the Investment Company Act.~~ In a reverse repurchase agreement, the Fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. During the time a reverse repurchase agreement is outstanding, the Fund will maintain a segregated custodial account containing U.S. government or other liquid securities that have a value equal to the repurchase price. The aggregate value of all of the Fund’s reverse repurchase agreements may not exceed 33 1/3% of the value of the Fund’s total assets.

        As discussed below, the Fund may not invest more than 15% of its net assets in illiquid securities. Reverse repurchase agreements maturing in more than seven days are considered illiquid.

        A reverse repurchase agreement involves the risk that the counterparty will fail to return the securities involved in such transactions, in which event the Fund may suffer losses in connection with such transaction.

        Illiquid Securities. Investments of the Fund may be illiquid because they do not have an active trading market, making it difficult to value them or sell them promptly at an acceptable price. The Fund may have to lower the price, sell other securities instead or forgo an investment opportunity. Any of these could have a negative effect on Fund performance. Restricted securities may have terms that limit their resale to other investors or may require registration under applicable securities laws before they may be sold publicly. The Fund will not invest more than 15% of the value of its net assets in illiquid securities at any time. . Securities issued pursuant to Rule 144A of the Securities Act will be considered liquid, and will not be subject to the 15% investment limitation, if determined to be liquid by the Advisor under procedures adopted by the Board of Trustees. The Advisor will monitor the Fund’s holdings of illiquid securities on an ongoing basis to determine whether to sell any holdings to maintain adequate liquidity.

        Derivatives. The Fund may invest in various derivative instruments. A derivative is a financial instrument, the value of which is based on — or “derived from” — the values of other assets, reference rates or indices. The Fund does not impose an investment limitation on its investments in derivative instruments. Derivative transactions may involve forward contracts, future contracts, options and swaps, including options on futures and swaps in each case relating to interest rates or fixed income securities. From time to time, the Fund may use derivatives for hedging ~~(attempting to reduce risk by offsetting one investment position with another) or speculation (taking a position in the hope of increasing return)~~or speculation. Hedging purposes include risk management, seeking to stay fully invested, seeking to reduce transaction costs, seeking to simulate an investment in debt securities or other investments, seeking to add value by using derivatives to more efficiently implement portfolio positions when derivatives are favorably priced relative to debt securities or other investments, and other purposes. The use of derivatives for both hedging and speculative purposes involves a risk of loss or depreciation possibly greater than that associated with investing directly in the underlying assets because many transactions in derivative instruments involve leverage.

        Derivatives may relate to a wide variety of underlying references, such as commodities, stocks, bonds, interest rates, currency exchange rates and related indices. Derivatives include futures contracts and options on futures contracts, forward-commitment transactions, options on securities, caps, floors, collars, swap agreements and other financial instruments. Some derivatives, such as futures contracts and certain options, are traded on U.S. commodity and securities exchanges, while other derivatives, such as swap agreements, are privately negotiated and transacted in the OTC market. The risks associated with the use of derivatives are different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives also may be used for a variety of purposes that do not constitute speculation, such as hedging, risk management, seeking to stay fully invested, seeking to reduce transaction costs, seeking to simulate an investment in debt securities or other investments, seeking to add value by using derivatives to more efficiently implement portfolio positions when derivatives are favorably priced relative to debt securities or other investments, and for other purposes.

        Derivative products are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks, bonds and other traditional investments. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions.

        The use of a derivative involves the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the other party to the contract (usually referred to as a “counterparty”) or the failure of the counterparty to make required payments or otherwise comply with the terms of the contract. Additionally, the use of credit derivatives can result in losses if the portfolio manager does not correctly evaluate the creditworthiness of the issuer on which the credit derivative is based.

        Derivatives may be subject to liquidity risk, which exists when a particular derivative is difficult to purchase or sell. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many OTC derivatives), it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price.

        Derivatives may be subject to pricing or “basis” risk, which exists when a particular derivative becomes extraordinarily expensive relative to historical prices or the prices of corresponding cash market instruments. Under certain market conditions, it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity.

        Derivatives may be subject to counterparty risk, which means that the counterparty to the transaction fails to live up to its contractual obligations.

        Because many derivatives have a leverage or borrowing component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. While certain derivative transactions may be considered to constitute borrowing transactions, such derivative transactions will not be considered to constitute the issuance of a “senior security”, and therefore such transactions will not be subject to the 300% continuous asset coverage requirement otherwise applicable to borrowings, if the Fund covers the transaction or segregates sufficient liquid assets in accordance with applicable requirements.

        Like most other investments, derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund’s interest. The Fund bears the risk that the portfolio manager will incorrectly forecast future market trends or the values of assets, reference rates, indices or other financial or economic factors in establishing derivative positions for the Fund. If the portfolio manager attempts to use a derivative as a hedge against, or as a substitute for, a portfolio investment, the Fund will be exposed to the risk that the derivative will have or will develop imperfect or no correlation with the portfolio investment. This could cause substantial losses for the Fund. While hedging strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other investments. Many derivatives, particularly OTC derivatives, are complex and often valued subjectively. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value to the Fund.

Non-Principal Investment Strategies

Lending of Portfolio Securities

        The Fund may lend portfolio securities constituting up to 33 1/3% of its total assets (as permitted by the Investment Company Act) to unaffiliated broker-dealers, banks or other recognized institutional borrowers of securities, provided that the borrower at all times maintains with the Fund cash, U.S. government securities or equivalent collateral or provides an irrevocable letter of credit in favor of the Fund equal in value to at least 100% of the value of the securities loaned. During the time portfolio securities are on loan, the borrower pays the Fund an amount equivalent to any dividends or interest paid on such securities, and the Fund may receive an agreed-upon amount of interest income (to be retained by the Fund) from a borrower who delivered equivalent collateral or provided a letter of credit. Loans are subject to termination at the option of the Fund or the borrower. The Fund may invest any cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. The Fund may pay reasonable administrative and custodial fees in connection with a loan ~~of portfolio securities~~ and may pay a negotiated portion of the ~~interest~~income earned on the cash ~~or equivalent collateral~~ to the borrower or placing broker. The Fund does not have the right to vote securities on loan, but could terminate the loan and regain the right to vote if that were considered important with respect to the investment. The Fund currently does not intend to lend its portfolio securities.

        The primary risk in securities lending is a default by the borrower during a sharp rise in price of the borrowed security resulting in a deficiency in the collateral posted by the borrower. The Fund will seek to minimize this risk by requiring that the value of the securities loaned be computed each day and additional collateral be furnished each day if required.

Bank Borrowings

        The Fund may borrow from banks, as long as it maintains continuous asset coverage (total assets, including assets acquired with borrowed funds, less liabilities exclusive of borrowings, including reverse repurchase agreements) of 300% of all amounts borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary or emergency purposes. If, at any time, the value of the Fund’s assets should fail to meet this 300% coverage test, the Fund will reduce the amount of the Fund’s borrowings to the extent necessary to meet this 300% coverage within three days (not including Saturdays, Sundays and holidays). Maintenance of this percentage limitation may result in the sale of portfolio securities at a time when investment considerations otherwise indicate that it would be disadvantageous to do so. The Fund will not purchase portfolio securities when outstanding borrowings exceed 5% of the Fund’s total assets.

Money Market Funds

        The Fund may invest in money market funds that are registered under the Investment Company Act. Generally, the risks of the Fund investing in other money market funds are the same as the risks of investing in the Fund, with the exception that money market funds have shorter average dollar-weighted ~~average~~ maturities than the Fund and are subject to more stringent investment restrictions than the Fund. If the Fund invests in a money market fund, the Fund’s shareholders will indirectly bear the Fund’s proportionate share of the fees and expenses paid by the other investment company, including advisory fees.

MANAGEMENT

Board of Trustees and Officers

        As a Delaware trust, the business and affairs of the Trust are managed by its officers under the direction of its Board of Trustees. The Trustees set broad policies for the Trust and may appoint officers. The Board of Trustees oversees the performance of the Advisor and the Trust’s other service providers. Each Trustee serves until his or her successor is duly elected or appointed and qualified.

        Two of the trustees of the Trust are officers and employees of the Advisor. Each of these Trustees is an “Interested Person” (as defined under Section 2(a)(19) of the Investment Company Act) of the Trust (“Interested Trustee”). The Trust’s other Trustees are not Interested Persons of the Trust (“Independent Trustees”).

        The Fund is not part of a “fund complex” as defined in the Investment Company Act. The name, age, address, principal occupations during the past five years with respect to each of the Trustees and officers of the Trust is set forth below, along with the other public directorships held by the Trustees.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Interested Trustees
Jeffry P. Brown	Trustee and	Indefinite,	~~Jeffry P~~Mr. Brown is Senior Managing	None
	Principal	newly	Director, ~~Director of Strategic~~
237 Park Avenue, New	Executive	elected	~~Initiatives,~~Chief Development Officer of Bear
York, New York 10017	Officer		Stearns Asset Management. Mr. Brown joined
Bear Stearns Asset Management in 1999. He is
Age ~~[o]~~52			responsible for all strategic product and
marketing issues ~~for Bear Stearns Asset~~
~~Management and,~~ including global liftout and
acquisition activities. He chairs the firm's
~~Distribution~~New Products Committee and ~~New~~
~~Products~~Product Strategy Committee.
Previously, he was ~~chief marketing~~
~~officer~~Chief Marketing Officer of Bear Stearns
Asset Management responsible for building and
managing the firm's domestic and international
sales, marketing and client service activities.
Margo L. Cook	Trustee	Indefinite,	~~Margo L~~Ms. Cook is Senior Managing Director	None
		newly	and Head of Institutional Business at Bear
237 Park Avenue, New		elected	Stearns Asset Management. Ms. Cook joined
York, New York 10017			Bear Stearns Asset Management in 2007. She is
responsible for overseeing and managing the
Age ~~[o]~~43			equity and fixed income teams of Bear Stearns
Asset Management. From 2005 to 2007, Ms. Cook
was Executive Vice President, Chief Investment
Officer and Head of Institutional Asset
Management for the Bank of New York. From
1996 to 2005, Ms. Cook was the head of the
Bank of New York's institutional fixed income
business.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Independent Trustees
~~Thomas A~~John F.	Trustee, Chair	Indefinite,	~~Thomas A. Price~~Mr. Cuneo is a retired ~~since~~	None
~~Price~~Cuneo	of Audit	newly	~~June 2005, and is currently an active private~~
	Committee	elected	~~investor in oil and natural gas drilling~~
c/o 237 Park Avenue,			~~exploration. From April 2000 until June 2005,~~
New York, New York 10017			~~Mr. Price served as Treasurer and as an~~
~~Executive Vice President of The Bank of New~~
~~York, during which time he also served as the~~
Age 5962			~~Chairman of the Asset & Liability Management~~
~~Committee of the Bank of New York Company,~~
~~Inc~~investment banker and international
financial services executive with over
twenty-five years of experience in senior
management, investment banking, capital
markets, merchant banking, and related
activities. Mr. Cuneo has formerly served as
Chief Executive Officer of Paribas North
America, Inc. and Paribas Corporation, its
registered broker/dealer, each domestic U.S.
operations of Cie. Financiere de Paribas. He
has also held the position of Managing
Director with Wertheim Schroder & Co.
Incorporated and was an officer of Blyth
Eastman Dillon & Company Incorporated. Since
1992 he has been involved with private
investments.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Peter Quick	Trustee	Indefinite,	~~[o]~~Mr. Quick is the former President of the	~~[o]~~Medicure Inc.
		newly	American Stock Exchange where he also served
c/o 237 Park Avenue,		elected	on the Board of Governors. Prior to joining
New York, New York 10017			the AMEX, Mr. Quick was President of Quick &
Reilly, Inc., a leading national discount
brokerage firm, and served on the Board of
Age ~~[o]~~51			Directors of the Depository Trust Clearing
Corporation, the Chicago Stock Exchange and
National Securities Clearing Corp.
~~[o]~~Ernest P. Werlin	Trustee	Indefinite,	~~[o]~~Mr. Werlin has thirty years of Wall Street	~~[o]~~None
		newly	experience with comprehensive responsibilities
c/o 237 Park Avenue,		elected	in multiple areas of capital markets. He is
New York, New York 10017			currently the Client Relationship Manager for
Horizon Asset Management. Previously, Mr.
Werlin managed the Mortgage-Backed, Corporate
Age ~~[o]~~63			and Government Departments for Salomon
Brothers, Lehman Brothers, Morgan Stanley and
Donaldson Lufkin, served as Chairman of the
New Products Development Committee at Morgan
Stanley and was Director of Corporate Bond
Research at Donaldson Lufkin and Lazard.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Officers
(other than Mr. Brown and Ms. Cook)
Phillip Perrone	Chief	Indefinite,	Mr. Perrone has served as Deputy Chief	None
	Compliance	newly	Compliance Officer of ALPS Distributors, Inc.
c/o 1290 Broadway,	Officer	elected	since 2007. He previously served as Chief
Suite 1100, Denver,			Compliance Officer of Dividend Capital
Colorado 80203			Investments LLC from 2004 to 2007 and
Compliance Oversight Officer of
Age 49			OppenheimerFunds, Inc. from 1997 to 2004.
Frank J. Maresca	Chief Financial	Indefinite,	Mr. Maresca has served as President and Chief	None
	Officer and	newly	Executive Officer of Bear Stearns Fund
c/o 383 Madison	Treasurer	elected	Management, Inc. since 1992.
Avenue, New York, NY 10179
Age 49
Vincent L. Perreira	Assistant	Indefinite,	Mr. Perreira has served as Executive Vice	None
	Treasurer	newly	President of Bear Stearns Fund Management,
c/o 383 Madison		elected	Inc. since 1993.
Avenue, New York, NY 10179
Age 42
Alexandra J. Sheller	Secretary	Indefinite,	Ms. Sheller has served in Product Development	None
		newly	and Product Management for Bear Stearns Asset
c/o 237 Park Avenue,		elected	Management, Inc. since 2007. Prior to that
New York, New York 10017			she was a consultant for Bear Stearns Asset
Management, Inc. from 2005 to 2007, Internal
Consultant and Project Manager for Marsh Inc.
Age 38			from 2003 to 2005 and served in Business
Development for Desk Net Inc. from 2001 to
2003.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Officers
(other than Mr. Brown and Ms. Cook)
~~[o]~~Nicholas Anderson	~~[o]~~Assistant	Indefinite,	~~[o]~~Mr. Anderson has served as an Analyst for	None
	Secretary	newly	Bear Stearns Asset Management, Inc. since
~~[o]~~		elected	2006. Prior to that he was a Controllers
c/o 237 Park Avenue,			Analyst Trainee at Bear Stearns & Co. from
New York, New York 10017			2004 to 2006 and a student from 2000 to 2004.
Age ~~[o]~~25
 ~~[o]~~	~~[o]~~	~~Indefinite,~~	~~[o]~~	~~N/A~~
~~newly~~
~~[o]~~		~~elected~~
~~Age [o]~~

Equity Ownership of Trustees

        As of [•][•], 2007, [•] Shares, the only Shares issued, have been issued to [•]. The Trustees and officers of the Trust own no Shares. The Advisor currently does not sponsor and the Trustees oversee no other registered investment companies.

Committees

        Each Independent Trustee serves on the audit committee of the Board of Trustees (the “Audit Committee”). The purposes of the Audit Committee are to assist the Board of Trustees in (1) its oversight of the Trust’s accounting and financial reporting principles and policies and related controls and procedures maintained by or on behalf of the Trust; (2) its oversight of the Trust’s financial statements and the independent audit thereof; (3) selecting, evaluating and, where deemed appropriate, replacing the independent accountants (or nominating the independent accountants to be proposed for shareholder approval in any proxy statement); and (4) evaluating the independence of the independent accountants.

        The Board of Trustees has no other committees.

Compensation of Trustees and Officers

        Interested Trustees are not compensated by the Trust. The Trust pays each Independent Trustee $25,000 per year for attendance at meetings of the Board of Trustees, and the Chairperson of the Audit Committee is paid an additional $5,000 per year. All Trustees are reimbursed for their travel expenses and other reasonable out-of-pocket expenses incurred in connection with attending Board meetings (these other expenses are subject to Board review to ensure that they are not excessive). The Trust does not accrue pension or retirement benefits as part of the Fund’s expenses, and Trustees are not entitled to benefits upon retirement from the Board of Trustees. The Trust’s officers receive no compensation directly from the Trust.

        Prior to the Trust’s commencement of operations, no Trustee was compensated for his or her service as a Trustee. The table below shows the estimated compensation that is contemplated to be paid to Trustees for the Fund’s fiscal year ended [•][•], 2008, assuming a full fiscal year of operations for the fiscal year ended [•][•], 2008:

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Total Compensation from Trust
Interested Trustees
Jeffry P. Brown	$0	$0	$0
Margo L. Cook	$0	$0	$0
Independent Trustees
~~Tom Price~~John F. Cuneo	$30,000	$0	$30,000
~~[~~(Audit Committee Chairperson)~~]~~
Peter Quick	$25,000	$0	$25,000
~~[o]~~Ernest P. Werlin	$25,000	$0	$25,000

Codes of Ethics

        The Trust, the Advisor and the Distributor each have adopted a code of ethics, as required by applicable law, which is designed to prevent affiliated persons of the Trust, the Advisor and the Distributor from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code of ethics). There can be no assurance that the codes of ethics will be effective in preventing such activities. The codes permit personnel subject to them to invest in securities, including securities that may be held or purchased by the Fund. The codes are on file with the SEC and are available to the public.

Proxy Voting Policies

        The Trust will not hold equity securities and, therefore, will not vote proxies. If a vote arises in connection with any security held by the Fund, the Trustees will not vote the securities.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

        A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of the Fund or acknowledged the existence of control. As of the date of this SAI, the Fund could be deemed to be under control of [•], which had voting authority with respect to 100% of the value of the outstanding interests in the Fund on such date. As a result, [•] could have the ability to approve or reject those matters submitted to the shareholders of the Fund for their approval, including changes to the Fund’s fundamental policies and the election of Trustees. [•] intends to sell its Shares to the public. It is expected that, once the Fund commences investment operations, [•] will not control the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

Advisor

        The Advisor, Bear Stearns Asset Management, Inc., oversees the performance of the Fund ~~and arranges for transfer agency, custody and all other services necessary for the Fund to operate~~, but does not exercise day-to-day oversight over the Fund’s service providers. The Advisor is responsible for overseeing the management of the investment portfolio of the Fund. These services are provided under the terms of an Investment Advisory Agreement dated [•] [•], 2007 (the “Investment Advisory Agreement”) between the Trust and the Advisor, pursuant to which the Advisor receives an annual unified management fee equal to 0.30% of the Fund’s average net assets, which is accrued daily and paid monthly.

        Bear Stearns Asset Management, Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. ~~which~~and was established in 1984. The Bear Stearns Companies Inc. is a holding company that, through its subsidiaries (including its principal subsidiary, Bear, Stearns & Co. Inc.), is a leading ~~United States~~U.S. investment banking, securities trading and brokerage firm serving U.S. and foreign corporations, governments and institutional and individual investors. Bear Stearns Asset Management, Inc. is a registered investment advisor with aggregate assets under management at December 31, 2006 of approximately $41.43 billion, and is located at 237 Park Avenue, New York, New York 10017.

        Out of the Advisor’s fee, the Advisor pays all expenses of managing and operating the Fund except ~~legal and auditing fees; securities valuation expenses; fidelity bonds and other insurance premiums; expenses of preparing and printing prospectuses, product descriptions, confirmations, proxy statements, and shareholder reports and notices; proxy and shareholder meeting expenses; licensing fees, listing fees, all federal, state, and local taxes (including, without limitation, stamp, excise, income, and franchise taxes); organizational costs; and Independent Trustees’ fees and expenses, and extraordinary expenses~~all federal, state and local taxes; interest; brokerage commissions; reimbursement payments to securities lenders for dividend and interest payments on securities sold short; fees and expenses of the Independent Trustees (including out of pocket expenses and reasonable attorneys’ fees for counsel to the Independent Trustees); a portion of the cost of Trustee and officer liability insurance; and extraordinary items (including extraordinary legal expenses). The expenses of the Fund’s operations borne by the Advisor include by way of illustration and not limitation, non-extraordinary legal expenses (other than reasonable attorneys’ fees for counsel to the Independent Trustees); salaries of administrative and clerical personnel; fees and expenses of the custodian of the Fund’s assets; fees and expenses of the Trust’s administrator; expenses of calculating the net asset value and repurchasing and redeeming shares; charges and expenses of dividend disbursing agents, registrars and stock transfer agents; organizational costs; the cost of keeping all necessary shareholder records and accounts; and the expense of registering shares of the Fund with the SEC and in the various states. A portion of the Fund’s unified management fee may be paid by the Advisor to unaffiliated third parties who provide recordkeeping and administrative services that would otherwise be performed by an affiliate of the Advisor.

        The Advisor and its affiliates deal, trade and invest for their own accounts in the types of securities in which the Fund also may invest. The Advisor does not use inside information in making investment decisions on behalf of the Fund.

        The Investment Advisory Agreement remains in effect for two (2) years from its effective date and thereafter continues in effect for as long as its continuance is specifically approved at least annually, by (1) the Board of Trustees of the Trust, or by the vote of a majority (as defined in the Investment Company Act) of the outstanding shares of the Fund, and (ii) by the vote of a majority of the Trustees of the Trust who are not parties to the Investment Advisory Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement provides that it may be terminated at any time without the payment of any penalty, by the Board of Trustees of the Trust or by vote of a majority of the Fund’s shareholders, on 60 calendar days written notice to the Advisor, and by the Advisor on the same notice to the Trust and that it shall be automatically terminated if it is assigned.

        The Investment Advisory Agreement provides that the Advisor shall not be liable to the Fund or its shareholders for anything other than willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties. The Investment Advisory Agreement also provides that the Advisor may engage in other businesses, devote time and attention to any other business whether of a similar or dissimilar nature, and render investment advisory services to others.

        The Fund is newly organized and as of the date of this SAI has not yet incurred any management fees under the Investment Advisory Agreement.

Administrator, Custodian and Transfer Agent

        The Bank of New York, located at One Wall Street, New York, New York 10286, serves as administrator to the Fund (the “Administrator ~~to the Fund~~”). The Administrator provides the Fund with all required general administrative services, including, without limitation, office space, equipment, and personnel; clerical and general back office services; bookkeeping, internal accounting and secretarial services; the calculation of NAV; and the preparation and filing of all reports, registration statements, proxy statements and all other materials required to be filed or furnished by the Fund under federal and state securities laws. ~~Pursuant to the Administration and Accounting Agreement between the Bank of New York and the Trust, the Fund has agreed to pay an annual administrative services fee of [•]% of its average daily net assets~~The Advisor pays the Bank of New York’s costs for serving as the Administrator to the Fund out of the Advisor’s unified management fee.

        The Bank of New York serves as ~~Custodian~~custodian of Fund’s assets (the “Custodian”). As Custodian, the Bank of New York has agreed to (1) make receipts and disbursements of money on behalf of the Fund, (2) collect and receive all income and other payments and distributions on account of the Fund’s portfolio investments, (3) respond to correspondence from shareholders, security brokers and others relating to its duties; and (4) make periodic reports to the Fund concerning the Fund’s operations. The Bank of New York does not exercise any supervisory function over the purchase and sale of securities. ~~Pursuant to the Custody Agreement between~~The Advisor pays the Bank of New York ~~and~~’s costs for serving as the ~~Trust, the Fund has agreed to pay an annual custody fee of [•]% of its average daily net assets~~Custodian to the Fund out of the Advisor’s unified management fee.

        The Bank of New York serves as ~~Transfer Agent~~transfer agent and dividend paying agent for the Fund~~. As transfer agent and dividend paying agent, The~~ (the “Transfer Agent”). As the Transfer Agent, the Bank of New York has agreed to (1) issue and redeem shares of the Fund, (2) make dividend and other distributions to shareholders of the Fund, (3) respond to correspondence by Fund shareholders and others relating to its duties; (4) maintain shareholder accounts, and (5) make periodic reports to the Fund. ~~Pursuant to the Transfer Agency and Services Agreement between the Bank of New York and the Trust, the Fund has agreed to pay an annual transfer agency fee of [•]% of its average daily net assets~~The Advisor pays the Bank of New York’s costs for serving as the Transfer Agent to the Fund out of the Advisor’s unified management fee.

PORTFOLIO MANAGER

        Scott D. Pavlak, Senior Managing Director at the Advisor, is primarily responsible for the day-to-day management of the Fund’s investments.

Portfolio Manager’s Compensation

        The Advisor believes that its compensation program is competitively positioned to attract and retain high-caliber investment professionals. The compensation package for the portfolio manager consists of a base salary, an annual incentive bonus opportunity and a competitive benefits package. The portfolio manager’s salary compensation is designed to be competitive with the marketplace and reflect the portfolio manager’s relative experience and contribution to the Fund. Base salary compensation is reviewed and adjusted annually to reflect increases in the cost of living and market rates.

        The annual incentive bonus opportunity provides cash bonuses based upon the Fund’s performance and individual contributions. Principal consideration is given to appropriate risk management, teamwork and investment support activities in determining the annual bonus amount. Performance is compared to various U.S. Treasury, agency and credit indices with durations of up to three years. Performance is examined over market cycles which are typically trailing one-year, three-year and five-year periods. Mr. Pavlak is not compensated differently based on the performance of the Fund as compared to the performance of the other accounts discussed below.

        The portfolio manager is eligible to participate in the Advisor’s standard employee benefits programs, which include a competitive 401(k) retirement savings program with employer match, a defined benefit pension plan, life insurance coverage and health and welfare programs.

Other Accounts Managed by Portfolio Manager

        The portfolio manager is responsible for multiple investment accounts. As a general matter, certain conflicts of interest may arise in connection with the portfolio manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements and conflicts relating to selection of brokers or dealers to execute the Fund’s trades. The Advisor has structured the portfolio manager’s compensation in a manner, and the Fund has adopted policies, procedures and a code of ethics, reasonably designed to safeguard the Fund from being negatively affected as a result of any such conflicts that may arise.

        ~~Specifically, the Fund~~As noted above, there may be times when a given investment opportunity is appropriate for some or all of the Advisor’s other client accounts. In the allocation of investment opportunities, it is the policy and practice of the Advisor not to favor or disfavor consistently or consciously any client or class of clients. So, the Advisor has adopted policies and procedures regarding “Aggregation and Allocation of Investment Opportunities” to ensure that ~~each client is treated fairly and no client or group of clients are given preferential treatment with regards to the allocation of investment opportunities across client accounts.~~ , to the extent practical, such opportunities are allocated among clients, including the Fund, over a period of time on a fair and equitable basis. The Advisor has the discretion to allocate investment opportunities in any manner that it deems appropriate (taking into account, among other things, the transaction and the eligible clients) to ensure that these opportunities are allocated on fair and equitable basis, including by way of illustration: (1) allocating on a pro rata basis based on the aggregate dollar amount available for investing by client accounts and each client account’s proportionate share of that amount based on the market value of the client’s account relative to the total current market value of all participating client accounts; and (2) allocating on a rotation basis, such that all eligible clients are provided fair access to investment opportunities over an annual period by rotating investment opportunities to eligible clients.

        The Fund has also adopted a “Best Execution, Directed Brokerage and Soft Dollar Policies and Procedures” designed to ensure the prompt and efficient execution of transactions in all client accounts at the best obtainable price, including the payment of commissions that are reasonable in relation to the value of services provided by the broker under the circumstances.

        As of December 31, 2006, Mr. Pavlak was responsible for the management of 36 other accounts with total assets of $4.7 billion, of which one account was subject to a performance fee. The account subject to a performance fee had total assets of $234 million as of December 31, 2006.

PORTFOLIO TRANSACTIONS AND BROKERAGE

        Subject to the general supervision by the Board of Trustees, the Advisor is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions, which may be affiliates of the Advisor, and the negotiation of brokerage commissions. The Fund may execute brokerage or other agency transactions through registered broker-dealers, who receive compensation for their services, in conformity with the Investment Company Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. Compensation may also be paid in connection with riskless principal transactions (in Nasdaq or over-the-counter securities and securities listed on an exchange) and agency Nasdaq or over-the-counter transactions executed with an electronic communications network or an alternative trading system.

        The Fund will give primary consideration to obtaining the most favorable prices and efficient executions of transactions in implementing trading policy. Consistent with this policy, when securities transactions are traded on an exchange, the Fund’s policy will be to pay commissions which are considered fair and reasonable without necessarily determining that the lowest possible commissions are paid in all circumstances. The ~~Fund~~Advisor believes that a requirement always to seek the lowest possible commission cost could impede effective portfolio management and preclude the Fund from obtaining a high quality of brokerage services. In seeking to determine the reasonableness of brokerage commissions paid in any transaction, the Advisor will rely upon its experience and knowledge regarding commissions generally charged by various brokers and on its judgment in evaluating the brokerage and research services received from the broker effecting the transaction. Such determinations will be necessarily subjective and imprecise, as in most cases an exact dollar value for those services is not ascertainable.

        The Advisor does not consider sales of Shares by broker-dealers as a factor in the selection of broker-dealers to execute portfolio transactions.

DISCLOSURE OF PORTFOLIO HOLDINGS

        The Fund maintains written policies and procedures (as described below) regarding the disclosure of its portfolio holdings to ensure that disclosure of information about portfolio securities is in the best interests of the Fund’s shareholders. The Fund’s Chief Compliance Officer will report annually to the Board of Trustees with respect to compliance with the portfolio holdings disclosure procedures described herein.

        The officers of the Fund receive reports on a regular basis as to any purchases and redemptions of Shares of the Fund and review these reports to determine if there is any unusual trading in Shares of the Fund. The officers of the Fund will report to the Board of Trustees any such unusual trading in Shares of the Fund.

        There may be instances where the interests of the shareholders of the Fund respecting the disclosure of information about portfolio securities may conflict with the interests of the Advisor or an affiliated person of the Fund. In such situations, the Board of Trustees will be afforded the opportunity to determine whether or not to allow such disclosure. The Fund does not receive any compensation for providing information about its portfolio holdings.

Fund Service Providers

        The Fund has entered into arrangements with certain third party service providers for services that require these groups to have access to the Fund’s portfolio holdings. The Advisor (Bear Stearns Asset Management, Inc.), as a result of overseeing the management of the investment portfolio of the Fund, has access to the portfolio holdings of the Fund. As directed by the Fund, pursuant to the Fund’s policies and procedures, the Advisor provides the portfolio holdings of the Fund to the Administrator, Custodian and Transfer Agent (The Bank of New York) and the Fund’s independent accountants (Deloitte & Touche LLP). The Bank of New York, in accordance with instructions given by the Fund, provides the Fund’s portfolio holdings to the American Stock Exchange (and, from time to time, entities involved in assisting the American Stock Exchange in the calculation and dissemination of the IIV). As a result of the ongoing services that these service providers provide, they will receive portfolio holdings information prior to and more frequently than the public disclosure of such information. In each case, the Fund’s Board of Trustees has determined that such advance disclosure is supported by a legitimate business purpose and that the recipient by reason of the federal securities laws (1) is prohibited as an “insider” from trading on the information and (2) has a duty of trust and confidence to the Fund because the recipient has a history and practice of sharing confidences such that the recipient of the information knows or reasonably should know that the Fund expects that the recipient will maintain its confidentiality~~. These third party service providers are the AMEX and entities involved in the calculation and dissemination of the IIV; the Advisor; and the Fund’s administrator, independent registered public accountants, custodian and transfer agent~~.

Rating and Ranking Organizations

        The Fund’s Board of Trustees has determined that the Fund may provide its portfolio holdings to rating and ranking organizations that the Board identifies by resolution, from time to time, on either a monthly or quarterly basis. The Board will not identify an organization as one to which disclosure may be made unless the Board makes the determination that the organization provides investors with a valuable service and, therefore, it is in the best interests of the Fund’s shareholders to provide the organization with non-public portfolio holdings information. The Fund will not pay these organizations.

Availability of Information

        A complete schedule of the Fund’s portfolio holdings as of the end of each fiscal quarter will be filed with the SEC (and publicly available) within 60 days of the end of each fiscal quarter. In addition, ~~at the end of~~on each Business Day, ~~the Fund will transmit to the National Securities Clearing Corporation (“NSCC”) before the open of business the next Business Day all~~before the commencement of trading in Shares on the AMEX, the Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Fund~~, including all transactions occurring during that day. All NSCC participants will have access to this portfolio holding information. This portfolio holdings information will also be available on the Fund’s website~~ that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

INTRADAY INDICATIVE VALUE

        The ~~IIV is an~~ approximate ~~per-Share price~~value of the Fund’s investments~~. The IIV of the~~ Shares on a per-share basis, the Intraday Indicative Value, is disseminated by the AMEX every ~~fifteen~~15 seconds ~~throughout the~~during hours of trading ~~day by~~on the AMEX ~~via the Consolidated Tape Association~~. The IIV should not be viewed as a “real-time” update of NAV because the IIV will be calculated by ~~a pricing service~~an independent third party calculator and may not be calculated in the exact same manner as NAV, which is computed daily.

        The AMEX calculates the ~~Intraday Indicative Value~~IIV during hours of trading on the AMEX by dividing the “Estimated Fund Value” as of the time of the calculation by the total ~~Shares~~number of outstanding Shares. “Estimated Fund Value” is the sum of the estimated amount of cash held in the Fund’s portfolio, the estimated amount of accrued interest owing to the Fund and the estimated value of the securities held in the Fund’s portfolio, minus the estimated amount of liabilities. ~~To determine the estimated value of the securities held by the Fund, the Fund’s administrator provides to the AMEX the weighted average maturity (or expected weighted average life, as applicable) for each security in the Fund’s portfolio as of the market close on the immediately preceding trading day. Based on the weighted average maturity (or expected weighted average life, as applicable) of the portfolio securities, the AMEX selects the appropriate reference securities and correlates them to the portfolio securities. The AMEX then adjusts the value of the portfolio securities throughout the trading day to reflect the movement of interest rates, as captured in the intraday movement of the reference securities.~~The IIV will be calculated based on the same portfolio holdings disclosed on the Fund’s website. In determining the estimated value for each of the component securities, the IIV will use matrix pricing, contemporaneous quotations or other methods that would be considered appropriate for pricing fixed-income securities held by registered investment companies.

        The Fund provides the ~~AMEX~~independent third party calculator with information to calculate the IIV, but the Fund is not involved in the actual calculation of the IIV and is not responsible for the calculation or dissemination of the IIV. The Fund makes no warranty as to the accuracy of the IIV.

THE DISTRIBUTOR

        ALPS Distributors, Inc., the Distributor, is located at 1290 Broadway, Suite ~~1000,~~1100, Denver, Colorado 80203. The Distributor is a broker-dealer registered under the Securities Exchange Act and a member of the ~~National Association of Securities Dealers, Inc. (“NASD~~Financial Industry Regulatory Authority (“FINRA”).

        Shares will be continuously offered for sale by the Trust through the Distributor only in whole Creation Units, as described below under “Purchase and Redemption of Creation Units.” The Distributor also acts as an agent for the Trust. The Distributor will deliver a prospectus to persons purchasing Shares in Creation Units and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor has no role in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

        The Board of Trustees of the Trust has adopted a Service and Distribution Plan pursuant to Rule 12b-1 under the Investment Company Act. In accordance with its Rule 12b-1 plan, the Fund is authorized to pay an amount up to 0.10% of its average daily net assets each year for certain distribution-related activities. The Trust’s Board of Trustees has resolved not to authorize the payment of Rule 12b-1 fees prior to December ____, 2008.

        No Rule 12b-1 fees are currently paid by the Fund, and there are no plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, they will be paid out of the Fund’s assets. Over time they will increase the cost of your investment, and they may cost you more than certain other types of sales charges.

        Under the Service and Distribution Plan, and as required by Rule 12b-1, the Trustees will receive and review after the end of each calendar quarter a written report provided by the Distributor of the amounts expended under the Plan and the purpose for which such expenditures were made.

        ~~The Service and Distribution Plan was adopted in order to permit the implementation of the Fund’s method of distribution. However, no such fee is currently charged to the Fund, and there are no plans in place to impose such a fee.~~

        The Advisor and its affiliates may, out of their own resources, pay amounts to third parties for distribution or marketing services on behalf of the Fund. The making of these payments could create a conflict of interest for a financial intermediary receiving such payments.

ACCOUNTING AND LEGAL SERVICE PROVIDERS

Independent Registered Public Accounting Firm

        ~~KPMG~~Deloitte & Touche LLP, located at ~~1601~~1700 Market Street, 24th Floor, Philadelphia, Pennsylvania ~~19103-2499,~~19103, serves as the independent registered public accounting firm to the Fund. ~~KPMG~~ Deloitte & Touche LLP provides audit services, tax return preparation and assistance and consultation in connection with certain SEC filings.

Legal Counsel

        Foley & Lardner LLP, located at 90 Park Avenue, New York, New York 10016, serves as ~~the Fund's~~ special regulatory counsel to the Trust and the Fund.

        Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York 10036, serves as legal counsel to the Trust and the Fund.

        Hughes Hubbard & Reed, LLP One Battery Park Plaza, New York, New York 10004-1482, serves as independent legal counsel.

ADDITIONAL INFORMATION CONCERNING SHARES

Organization and Description of Shares of Beneficial Interest

        The Trust is a Delaware statutory trust and registered investment company. The Trust was organized on March 19, 2007, and has authorized capital of unlimited Shares of beneficial interest of no par value which may be issued in more than one class or series. Currently, the Trust consists of one managed, exchange-traded series. The Board of Trustees may designate additional series and classify shares of a particular series into one or more classes of that series.

        Under Delaware law, the Trust is not required to hold an annual shareholders meeting if the Investment Company Act does not require such a meeting. Generally, there will not be annual meetings of Trust shareholders. If requested by shareholders of at least 10% of the outstanding Share of the Trust, the Trust will call a meeting of the Fund’s shareholders for the purpose of voting upon the question of removal of a Trustee and will assist in communications with other Trust shareholders. Shareholders holding two-thirds of Shares outstanding may remove Trustees from office by votes cast at a meeting of Trust shareholders or by written consent.

        All Shares will be freely transferable. The Shares will not have preemptive rights or cumulative voting rights, and none of the Shares will have any preference to conversion, exchange, dividends, retirements, liquidation, redemption, or any other feature. Shares have equal voting rights, except that, if the Trust creates additional funds, in a matter affecting a particular fund, only Shares of that fund may be entitled to vote on the matter. Trust shareholders are entitled to require the Trust to redeem Creation Units if such shareholders are Authorized Participants. The Declaration of Trust confers upon the Board of Trustees the power, by resolution, to alter the number of Shares constituting a Creation Unit or to specify that Shares of the Trust may be individually redeemable. The Trust reserves the right to adjust the stock prices of Shares to maintain convenient trading ranges for investors. Any such adjustments would be accomplished through stock splits or reverse stock splits which would have no effect on the net assets of the Fund.

        The Declaration of Trust of the Trust disclaims liability of the shareholders or the officers of the Trust for acts or obligations of the Trust which are binding only on the assets and property of the Trust. The Declaration of Trust provides for indemnification of the Trust’s property for all loss and expense of the Fund’s shareholders held personally liable for the obligations of the Trust. The risk of a Trust shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would not be able to meet the Trust’s obligations and this risk should be considered remote.

        If the Fund does not grow to a size to permit it to be economically viable, the Fund may cease operations. In such an event, shareholders may be required to liquidate or transfer their Shares at an inopportune time and shareholders may lose money on their investment.

Book Entry Only System

        DTC will act as securities depositary for the Shares. The Shares of the Fund are represented by global securities registered in the name of DTC or its nominee and deposited with, or on behalf of, DTC. Except as provided below, certificates will not be issued for Shares.

        DTC has advised the Trust as follows: It is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (the “DTC Participants”) and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom or their representatives (or both) own DTC. More specifically, DTC is owned by a number of its DTC Participants and by the New York Stock Exchange, Inc., the AMEX and ~~the NASD~~FINRA. Access to DTC system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (“Indirect Participants”). DTC agrees with and represents to DTC Participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law. Beneficial Ownership of Shares will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in Shares (owners of such beneficial interests are referred to herein as “Beneficial Owners”) will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners will receive from or through DTC Participant a written confirmation relating to their purchase of Shares. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of certain investors to acquire beneficial interests in Shares.

        Beneficial Owners of Shares will not entitled to have Shares registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and are not considered the registered holders of the Shares. Accordingly, each Beneficial Owner must rely on the procedures of DTC, DTC Participants and any Indirect Participants through which such Beneficial Owner holds its interests in order to exercise any rights of a holder of Shares. The Trust understands that under existing industry practice, in the event the Trust requests any action of holders of Shares, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the Indirect Participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning through them. ~~As described above, the Trust recognizes DTC or~~DTC, through its nominee ~~as~~ Cede & Co., is the record owner of all outstanding Shares ~~for all purposes.~~ .

        Conveyance of all notices, statements and other communications to Beneficial Owners will be effected as follows. Pursuant to the Depositary Agreement between the Trust and DTC, DTC is required to make available to the Trust upon request and for a fee to be charged to the Trust a listing of Shares holdings of each DTC Participant. The Trust shall inquire of each such DTC Participant as to the number of Beneficial Owners holding Shares, directly or indirectly, through such DTC Participant. The Trust will provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

        Distributions of Shares shall be made to DTC or its nominee, Cede & Co., as the registered holder of all Shares. DTC or its nominee, upon receipt of any such distributions, shall immediately credit DTC Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in Shares as shown on the records of DTC or its nominee. Payments by DTC Participants to Indirect Participants and Beneficial Owners of Shares held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of such DTC Participants. The Trust has no responsibility or liability for any aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in such Shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants.

        DTC may determine to discontinue providing its service with respect to Shares at any time by giving reasonable notice to the Trust and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trust shall take action either to find a replacement for DTC to perform its functions at a comparable cost or, if such a replacement is unavailable, to issue and deliver printed certificates representing ownership of Shares, unless the Trust makes other arrangements with respect thereto satisfactory to the AMEX.

PURCHASE AND REDEMPTION OF CREATION UNITS

        The Fund issues and redeems Shares only in bundles of a specified number of Shares. These bundles are known as “Creation Units.” To purchase or redeem a Creation Unit, you must be an Authorized Participant or you must do so through a broker, dealer, bank or other entity that is an Authorized Participant. An “Authorized Participant” is ~~either: (1) a “Participating Party,” namely, a broker-dealer or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency registered with the SEC, or (2)~~ a participant in DTC, which~~, in either case,~~ has signed a “Participant Agreement” with the Distributor. Because Creation Units cost at least several million dollars each, it is expected that only large institutional investors will purchase and redeem Shares directly from the Fund in the form of Creation Units. In turn, it is expected that institutional investors who purchase Creation Units will break up their Creation Units and offer and sell individual Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market.

        Retail investors may acquire Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market (not from the Fund) through a broker or dealer. Shares are listed on the AMEX and are publicly traded. For information about acquiring Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, please contact your broker or dealer. If you want to sell Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, you must do so through your broker or dealer.

        When you buy or sell Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, your broker or dealer may charge you a commission, market premium or discount, or other transaction charge, and you may pay some or all of the spread between the bid and the offered price for each purchase or sale transaction. Unless imposed by your broker or dealer, there is no minimum dollar amount you must invest and no minimum number of Shares you must buy ~~on the AMEX or~~ in the Secondary ~~Markets~~Market. In addition, because transactions ~~on the AMEX or~~ in the Secondary ~~Markets~~Market occur at market prices, you may pay more than NAV when you buy Shares and receive less than NAV when you sell those Shares.

        The creation and redemption processes set forth below are summaries, and the summaries only apply to shareholders who purchase or redeem Creation Units (they do not relate to shareholders who purchase or redeem Shares in the Secondary Market). Authorized Participants should refer to their Authorized Participant Agreements for the precise instructions that must be followed in order to create or redeem Creation Units.

Purchasing ~~Shares~~  Creation Units Directly From the Fund

        ~~Purchase~~The Distributor only processes purchase orders ~~are only processed~~ on a day on which the New York Stock Exchange is open for trading (a “Business Day”). The New York Stock Exchange is open for trading Monday through Friday except for the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. You can purchase Shares directly from the Fund in the form of Creation Units only if you meet the following criteria and comply with purchase transaction procedures specified by the Trust.

        Eligible Investors. To purchase Shares directly from the Fund, you must be an Authorized Participant or you must purchase through a broker, dealer, bank or other entity that is an Authorized Participant. Investors should contact the Distributor for the names of Authorized Participants.

        Creation Units. You must purchase Shares in large blocks, known as “Creation Units.” For the Fund, a Creation Unit is comprised of 50,000 Shares. The number of Shares in a Creation Unit will not change, except in the event of a share split, reverse split or similar revaluation. The Fund may not issue fractional Creation Units.

        Placement of Purchase Orders. The Fund only accepts cash to purchase Creation Units. All purchase orders for Shares must be placed with the Distributor by or through an Authorized Participant. Purchase orders are processed through a manual clearing process run at the DTC (“Manual Clearing Process”). ~~A purchase order must be transmitted by mail or by~~The Distributor will process orders to purchase Creation Units received by U.S. mail, telephone, facsimile ~~or other electronic means permitted under the Participant Agreement. In order to purchase shares at the NAV determined that day, a purchase order must be received in proper form by 1:00 p.m., New York Time~~and other electronic means of communication by 4:00 p.m., New York time, as long as they are in proper form. Mail is received periodically throughout the day. A creation order sent by U.S. mail will be opened and time stamped when it is received. If an order to purchase Creation Units is received in proper form by 4:00 p.m., New York time, then it will be processed that day. Purchase orders received in proper form after ~~that~~4:00 p.m., New York time will be processed on the following Business Day and will be priced at the NAV determined on that day. ~~Mail is received periodically throughout the day. When mail is received, it is opened and time stamped.~~ All other procedures set forth in the Participant Agreement must be followed in order for you to receive the NAV determined on that day. The Fund defines “proper form” generally as an order (purchase or redemption) received by the Distributor that complies with the Participant Agreement, is timely submitted and is sufficiently complete and clear that the Distributor does not need to exercise any discretion to complete the order.

        The Trust or the Distributor may reject any purchase order that is not submitted in proper form. ~~The Trust~~They may also ~~reserves the absolute right to~~ reject a purchase order ~~transmitted to it by the Distributor~~ if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares; (2) the acceptance of the purchase order would, in the opinion of counsel, be unlawful; (3) the acceptance of the purchase order would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Fund or the shareholders of the Fund; (4) the value of the purchase amount exceeds a purchase authorization limit extended to an Authorized Participant by the ~~custodian~~Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the ~~custodian~~ Custodian prior to ~~1~~4:00 p.m., New York time, on the transmittal date; or (5) in the event that circumstances outside the control of the Trust, the Distributor and the Advisor make it impractical to process purchase orders.

        The ~~next~~third Business Day after your purchase order is received by the Distributor in proper form, on which DTC is open for business, you must transfer cash in an amount equal to the value of Creation Unit(s) purchased, based on the relevant NAV of the Shares, as described above~~, plus the applicable transaction fees (if any)~~. Upon payment, the Trust will instruct DTC to credit you with the purchased Shares.

Redeeming ~~Shares~~ Creation Units Directly from the Fund

        The redemption process is essentially the reverse of the purchase process described above. To redeem Shares directly from the Fund, you must be an Authorized Participant or you must redeem through a broker, dealer, bank or other entity that is an Authorized Participant, and you must tender Shares in Creation Units. As with purchases, redemptions are processed through the Manual Clearing Process. A redemption order must be transmitted to the Distributor by mail or by telephone, facsimile or other electronic means permitted under the Participant Agreement. In order to receive the NAV on that day, a redemption order must be received by the Distributor in proper form prior to the applicable cut-off time of ~~1~~4:00 p.m., New York ~~Time~~time. Mail is received periodically throughout the day. ~~When mail is received, it is~~A redemption order sent by U.S. mail will be opened and time stamped~~.~~ when it is received.

        The Trust or the Distributor may reject any redemption order that is not submitted in proper form. The Trust may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (1) any period during which the New York Stock Exchange is closed other than customary week-end and holiday closings, as permitted by the SEC; (2) any period during which trading on the New York Stock Exchange is restricted, as permitted by the SEC; (3) any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV~~,~~; and (4) for such other periods as the SEC may by order permit for the protection of holders of Shares.

        Redemption proceeds are paid in cash. The ~~next~~third Business Day after a redemption order is received by the Distributor in proper form, on which DTC is open for business, the redeeming Authorized Participant will surrender Shares in an integral number of Creation Units in exchange for a cash amount equal to the relevant NAV of the Shares, as described above, multiplied by the number of Shares redeemed ~~minus the applicable transaction fees (if any)~~. In the event the New York Stock Exchange is open for business, but the DTC is not open, the Distributor will accept redemption requests on behalf of the Fund, but the Fund will not be able to make payment on redemption requests on such days. In any event, this should not impact the Fund’s ability to comply with its obligation to satisfy redemption requests within seven days, as described above, because the DTC will normally be open for business on the same days that the New York Stock Exchange is open for business.

Transaction Fees

        ~~The Fund does not currently charge any transactions fees in connection with the~~A fixed transaction fee equal to $250 is applicable to each creation and redemption transaction, regardless of the number of Creation Units~~. If in the future the Fund charged any such fees, the Fund would fully disclose such fees in its prospectus.~~ transacted. From time to time, the Fund may waive this fixed transaction fee. When buying or selling Shares ~~on the AMEX or~~ in the Secondary ~~Markets~~Market, investors may be charged a commission, market premium or discount, or other transaction charge.

Continuous Offering

        The method by which Creation Units are purchased and traded may raise certain issues under applicable securities laws. Because new Creation Units are issued and sold by the Fund on an ongoing basis, at any point a “distribution,” as such term is used in the Securities Act, may occur.

        Broker-dealers and other ~~persons~~Creation Unit investors are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the principal underwriter, breaks them down into individual Shares, and sells the Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of Secondary Market demand for Shares.

        A determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter. Broker-dealers should also note that dealers who are not “underwriters” but are effecting transactions in Shares, whether or not participating in the distribution of Shares, are generally required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available with respect to such transactions as a result of Section 24(d) of the Investment Company Act.

DETERMINATION OF NET ASSET VALUE

        The NAV of the Shares is equal to the Fund’s total assets minus the Fund’s total liabilities divided by the total number of shares outstanding. Interest and investment income on the Trust’s assets accrue daily and are included in the Fund’s total assets. Expenses and fees (including investment advisory, management, administration and distribution fees, if any) accrue daily and are included in the Fund’s total liabilities. The NAV that is published is rounded to the nearest cent; however, for purposes of determining the price of Creation Units, the NAV is calculated to five decimal places.

        In calculating NAV, the Fund’s investments are valued using market ~~valuations. The value of the securities held by the Fund will be determined by a pricing service. The pricing service will value short~~ quotations when available. Short-term debt securities held by the Fund with a remaining maturity of 60 days or less are valued at amortized cost, and short-term debt securities with 61 days or more to maturity ~~based on quotations received from market makers~~are valued based on a price quotation or other equivalent indication of value supplied by a market maker or other appropriate ~~sources~~source. When market quotations are not readily available or are deemed unreliable, ~~some~~ investments ~~will be~~are valued using fair value pricing as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Trust’s Board of Trustees. Investments that may be valued using fair value pricing include, but are not limited to: (1) ~~illiquid~~ securities that are not actively traded, including “restricted” securities and securities received in private placements for which there is no public market; (2) securities of an issuer that becomes bankrupt or enters into a restructuring; (3) securities whose trading has been halted or suspended; (4) ~~a security affected by currency controls or restrictions~~over-the-counter derivative securities; and (5) fixed income securities that have gone into default and for which there is no current market ~~value~~ quotation. In addition, the Advisor may fair value securities that trade on a foreign exchange because a significant event has occurred after the foreign exchange closes but before the time as of which the Fund’s NAV is calculated.

        The frequency with which the Fund’s investments are valued using fair value pricing is primarily a function of the types of securities and other assets in which the Fund invests pursuant to its investment objective, strategies and limitations. If the Fund invests in other open-end management investment companies registered under the Investment Company Act, it may rely on the net asset values of those companies to value the shares it holds of them. Those companies may also use fair value pricing under some circumstances.

        Valuing the Fund’s investments using fair value pricing ~~will result~~results in using prices for those investments that may differ from current market valuations. Accordingly, fair value pricing could result in a difference between the prices used to calculate NAV and the prices used to determine the IIV, which could result in the market prices for Shares deviating from NAV.

        The NAV ~~of the Fund~~ is calculated by the Administrator and Custodian and determined each ~~business day, after the close of business,~~Business Day as of the close of regular trading ~~of~~on the New York Stock Exchange (ordinarily 4:00 p.m., New York time). ~~The New York Stock Exchange is open for trading Monday through Friday except for the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. If the exchange or market on which the Fund’s investments are primarily traded closes early, the net asset value may be calculated prior to its normal calculation time. Creation/redemption transaction order time cutoffs would also be accelerated.~~

TAXATION

        Set forth below is a discussion of certain U.S. federal income tax issues concerning the Fund and the purchase, ownership, and disposition of the Shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. In addition, this discussion does not address the tax treatment of special classes of holders of the Shares, such as financial institutions, insurance companies, tax-exempt organizations, shareholders holding Shares through tax-advantaged accounts (such as IRAs), broker-dealers, entities that are not organized under the laws of the ~~United States~~U.S. or a political subdivision thereof, individuals who are neither a citizen nor resident of the ~~United States~~U.S., and shareholders holding Shares as part of a hedge, straddle or conversion transaction. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of the Fund’s Shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

        The Fund has not requested and will not request an advance ruling from the Internal Revenue Service (the “IRS”) as to the federal income tax matters described below. The IRS could adopt positions contrary to those discussed below, and such positions could be sustained.

Treatment of the Fund

        The Fund intends to qualify for and to elect treatment as a “regulated investment company” (“RIC”) under Subchapter M of the Code. To qualify for treatment as a RIC, the Fund must annually distribute at least 90% of its investment company taxable income (which includes dividends, interest, and net short-term capital gains) and meet several other requirements. Among such other requirements are the following: (i) at least 90% of the Fund’s annual gross income must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership; and (ii) at the close of each quarter of the Fund’s taxable year, (a) at least 50% of the market value of the Fund’s total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities, with such other securities limited for purposes of this calculation in respect of any one issuer to an amount not greater than 5% of the value of the Fund’s assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets may be invested in the securities of any one issuer or of two or more issuers that are controlled by the Fund (within the meaning of Section 851(c)(2) of the Code) and that are engaged in the same or similar trades or businesses or related trades or businesses (other than U.S. government securities or the securities of other regulated investment companies) or the securities of one or more qualified publicly traded partnerships.

        If the Fund fails to qualify for any taxable year as a RIC, all of its taxable income will be subject to tax at regular corporate income tax rates without any deduction for distributions to shareholders, and such distributions generally will be taxable to shareholders as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.

        With respect to any taxable year for which the Fund qualifies as a RIC, the Fund will be subject to federal income taxation to the extent that any investment company taxable income or net capital gain (the excess of net long-term capital gains over net short-term capital losses) is not distributed. The Fund intends to distribute substantially all of its investment company taxable income and net capital gains for each taxable year.

        The Fund will be subject to a 4% excise tax on certain undistributed income if it does not distribute to its shareholders in each calendar year at least 98% of its ordinary income for the calendar year plus 98% of its capital gain net income (the excess of capital gains over capital losses) for the twelve months ended October 31 of such year. The Fund intends to make distributions in the amounts and at the times necessary to avoid the application of this excise tax.

        The Fund may use the so-called “equalization method” of accounting to allocate a portion of its undistributed investment company taxable income and net capital gains, with certain adjustments, to payments of redemption proceeds. Although using this method generally will not affect the Fund’s total returns, this method will generally reduce the amount that the Fund would otherwise be required to distribute to continuing shareholders in order to avoid paying federal income tax and excise tax. The IRS has not expressly sanctioned the equalization accounting method that may be used by the Fund.

        Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. The amount of original issue discount that accrues during a taxable year with respect to a debt security held by the Fund will increase the Fund’s taxable income for such taxable year, even though there will generally be no corresponding receipt of cash until the debt security matures. As a result, the Fund may need to use other sources of cash to satisfy its distribution requirements for such taxable year.

Treatment of Shareholders

        A distribution by the Fund is generally treated under the Code as being received by the shareholders at the time the distribution is made. However, any distribution declared by the Fund in October, November, or December of any calendar year and payable to shareholders of record on a specified date in such a month will be deemed to have been received by each shareholder on December 31 of such calendar year, provided that such dividend is actually paid by the Fund during January of the following calendar year.

        Distributions that are made from the Fund’s net capital gain and that are designated by the Fund as capital gain dividends will be taxable to the holders of the Shares as long-term capital gain, whether paid in cash or in Shares and regardless of how long a holder has held the Shares. All other distributions (including dividends from short-term capital gains) made by the Fund from its current and accumulated earnings and profits will generally be taxable to the holders of the Shares as ordinary income.

        Distributions in excess of the Fund’s current and accumulated earnings and profits will, as to each shareholder, be treated as a tax-free return of capital to the extent of a shareholder’s basis in his Shares, and as a capital gain thereafter (if the shareholder holds his Shares as a capital asset).

        Investors should be careful to consider the tax implications of buying Shares just prior to a distribution. The price of Shares purchased at such a time will include the amount of the forthcoming distribution, but the distribution will generally be taxable. The Fund will not pay interest on uncashed distribution checks.

        Any capital gain or loss recognized upon a sale of Shares is generally treated as a long-term gain or loss if the Shares have been held for more than one year. Any capital gain or loss recognized upon a sale of Shares held for one year or less is generally treated as a short-term gain or loss, except that any capital loss on the sale of Shares held for six months or less is treated as long-term capital loss to the extent that capital gain dividends were paid with respect to such Shares.

Back-Up Withholding

        Withholding at the applicable “backup withholding” rate (currently 28%) may be required to be imposed on distributions and redemption proceeds paid to a shareholder who has failed to provide a correct taxpayer identification number, or has failed to certify that such shareholder is not subject to backup withholding.

OTHER INFORMATION

        The Fund is not sponsored, endorsed, sold or promoted by any NRSRO or the AMEX. The NRSROs and the AMEX make no representation or warranty, express or implied, to the owners of Shares ~~of the Fund~~ or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Fund to achieve its objective. The NRSROs and the AMEX have no obligation or liability in connection with the administration, marketing or trading of the Fund.

        AMEX’s only relationship to the Fund relates to the licensing of certain intellectual property and the listing of the Shares. With respecting to the licensed intellectual property, the Advisor pays the AMEX and the owner of the intellectual property, which is an affiliate of the Advisor, a licensing fee. ~~This licensing fee is paid out of the Advisor’s management fee.~~

        For purposes of the Investment Company Act, the Fund is ~~treated as~~ a registered investment company, and the acquisition of Bear Stearns Current Yield Shares by other registered investment companies and companies relying on exemption from registration as investment companies under ~~Sections~~Section 3(c)(1) or 3(c)(7) of the Investment Company Act is subject to the restrictions of Section 12(d)(1) of the Investment Company Act, except as permitted by an exemptive order that permits registered investment companies to invest in the Fund beyond those limitations.

        Bear Stearns & Co., an affiliate of the Advisor, will act as an Authorized Participant for the Fund, under terms and conditions that are substantially similar to those between the Distributor and the other Authorized Participants not affiliated with the Advisor. The Participant Agreement between Bear Stearns & Co. and the Distributor was negotiated at arms-length, and was subject to the approval of the Trust’s Board of Trustees.

FORM OF FINANCIAL STATEMENTS

~~YYY~~  BEAR STEARNS ACTIVE ETF TRUST
BEAR STEARNS CURRENT YIELD FUND
FORM OF STATEMENT OF ASSETS AND LIABILITIES
[•][•], 2007

ASSETS
Cash	$
Receivable from Advisor
TOTAL ASSETS	$
LIABILITIES
Payable for Organization Costs	$
TOTAL LIABILITIES	$
Net assets	$
Analysis of Net Assets:
Paid-in Capital on shares of capital stock	$
Net asset value (NAV) per share, $	$

See accompanying notes to financial statements.

~~YYY~~BEAR STEARNS ACTIVE ETF TRUST
BEAR STEARNS CURRENT YIELD FUND
FORM OF STATEMENT OF OPERATIONS
[•][•], 2007*

INVESTMENT INCOME		--
EXPENSES
Organizational Costs	$	[o]
Reimbursement of Organizational Costs by Advisor	$	([o])
NET EXPENSES		--
NET INVESTMENT INCOME		$--

* The Trust was organized on March 19, 2007.

See accompanying notes to financial statements.

~~YYY~~  BEAR STEARNS ACTIVE ETF TRUST
FORM OF NOTES TO FINANCIAL STATEMENTS

1.	Organization

        ~~YYY~~Bear Stearns Active ETF Trust (f/k/a YYY Trust), a Delaware statutory trust (the “Trust”), was formed on March 19, 2007, and has authorized capital of unlimited shares of beneficial interest. The Trust has had no operations to date other than matters relating to its organization and registration as a diversified, open-end management investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the sale and issuance to [•] (the “Initial Purchaser”), of [•] shares of beneficial interest (“Shares”) at an aggregate purchase price of $[•] in the Bear Stearns Current Yield Fund (the “Fund”).

        The Fund is not a “money market fund~~,~~” as that term is defined in the Investment Company Act~~. The primary differences between the Fund and money market funds are that the Fund will not maintain a fixed target share price or a dollar-weighted average portfolio maturity of 90 days.~~, and it is not an objective of the Fund to maintain a target share price as would be the case for a money market fund.

        The Fund’s investments may have fixed or variable principal payments and all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, deferred, and auction rate features. The Fund’s portfolio will have an average dollar-weighted maturity of approximately 180 days, although the average may vary significantly from that period at times. The Advisor may vary the average dollar-weighted maturity in anticipation of a change in the interest rate environment, increasing the average when the Advisor believes interest rates are falling or decreasing the average when the Advisor believes interest rates are rising.

        The “average dollar-weighted maturity” of the Fund is the average of all the current maturities (that is, the term of the securities) of the individual securities in the Fund’s portfolio weighted by the market value of each security. Average dollar-weighted maturity is important to investors as an indication of the Fund’s sensitivity to changes in interest rates. Generally, the longer the average dollar-weighted maturity may be, the greater the fluctuation in share price will be. Mortgage-related and asset-backed securities are subject to prepayment of principal, which can shorten the average dollar-weighted maturity of the Fund’s investments. Therefore, for purposes of calculating the average dollar-weighted ~~average~~ maturity of the Fund, fixed rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities will be deemed to have a maturity equal to their ~~expected~~dollar-weighted average life. The “dollar-weighted average life” of mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities is the average ~~weighted maturity of the anticipated cash flows in such securities held by the Fund~~number of years for which each dollar of unpaid principal on an underlying loan remains outstanding given certain prepayment assumptions. Prepayment assumptions are subjective assessments of the likelihood of prepayment based upon various factors including current interest rates, rates on the underlying instruments and prepayments of similar types of instruments. The Advisor determines the dollar-weighted average life of the mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities held by the Fund.

        Because variable or floating rate securities have interest rates that are reset periodically, for purposes of determining interest rate risk, these securities are functionally equivalent to an investment that matures at the next reset date. Therefore, for purposes of calculating the average dollar-weighted maturity, variable or floating rate securities of all types are deemed to have a maturity equal to the period remaining until the next interest rate adjustment. This period ~~generally~~ will not exceed 12 months.

        The Fund may invest in securities of any maturity, provided that no fixed rate security in which the Fund invests (other than fixed rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities) will have a stated maturity in excess of three years. Fixed rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities in which the Fund invests may have a stated maturity in excess of three years (these securities may have maturities of up to 50 years), but they will not have an expected dollar-weighted average life in excess of three years. Variable or floating rate securities in which the Fund invests (other than variable or floating rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities) will not have a stated maturity in excess of five years. Variable or floating rate mortgage-backed securities~~,~~ and other asset-backed ~~securities and similar types of~~ securities in which the Fund invests may have a stated maturity in excess of five years (these securities may have maturities of up to 50 years), but they will not have an expected dollar-weighted average life in excess of five years.

        The Fund is designed to assume slightly more risk than money market funds and other short-term investments, such as certificates of deposit, but to produce higher expense-adjusted investment returns.

2.	Summary of Significant Accounting Policies

Use of Estimates and Indemnifications

        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

        In the normal course of business the Trust enters into contracts that contain a variety of representations which provide general indemnifications. The Trust’s maximum exposure under these arrangements cannot be known; however, the Trust expects any risk of loss to be remote.

Federal Income Tax

        The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. If so qualified, the Fund will not be subject to federal income tax to the extent it distributes substantially all of its net investment income and capital gains to shareholders.

3.	Agreements

Investment Advisory Agreement

        Bear Stearns Asset Management, Inc. (the “Advisor”), oversees the performance of the Fund ~~and arranges for transfer agency, custody and all other services necessary for the Fund to operate~~, but does not exercise day-to-day oversight over the Fund’s service providers. The Advisor is responsible for overseeing the management of the investment portfolio of the Fund. These services are provided under the terms of an Investment Advisory Agreement dated [•] [•], 2007 (the “Investment Advisory Agreement”) between the Trust and the Advisor, pursuant to which the Advisor receives an annual unified management fee equal to 0.30% of the Fund’s average net assets.

        Out of the Advisor’s fee, the Advisor pays all expenses of managing and operating the Fund except ~~legal and auditing fees; securities valuation expenses; fidelity bonds and other insurance premiums; expenses of preparing and printing prospectuses, product descriptions, confirmations, proxy statements, and shareholder reports and notices; proxy and shareholder meeting expenses; licensing fees, listing fees, all federal, state, and local taxes (including, without limitation, stamp, excise, income, and franchise taxes); organizational costs; and Independent Trustees’ fees and expenses, and extraordinary expenses~~all federal, state and local taxes; interest; brokerage commissions; reimbursement payments to securities lenders for dividend and interest payments on securities sold short; fees and expenses of the Independent Trustees (including out of pocket expenses and reasonable attorneys’ fees for counsel to the Independent Trustees); a portion of the cost of Trustee and officer liability insurance; and extraordinary items (including extraordinary legal expenses). The expenses of the Fund’s operations borne by the Advisor include by way of illustration and not limitation, non-extraordinary legal expenses (other than reasonable attorneys’ fees for counsel to the Independent Trustees); salaries of administrative and clerical personnel; fees and expenses of the custodian of the Fund’s assets; fees and expenses of the Trust’s administrator; expenses of calculating the net asset value and repurchasing and redeeming shares; charges and expenses of dividend disbursing agents, registrars and stock transfer agents; organizational costs; the cost of keeping all necessary shareholder records and accounts; and the expense of registering shares of the Fund with the SEC and in the various states. A portion of the Fund’s unified management fee may be paid by the Advisor to unaffiliated third parties who provide recordkeeping and administrative services that would otherwise be performed by an affiliate of the Advisor.

        The Advisor and its affiliates deal, trade and invest for their own accounts in the types of securities in which the Fund also may invest. The Advisor does not use inside information in making investment decisions on behalf of the Fund.

        The Investment Advisory Agreement provides that the Advisor shall not be liable to the Fund or its shareholders for anything other than willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties. The Investment Advisory Agreement also provides that the Advisor may engage in other businesses, devote time and attention to any other business whether of a similar or dissimilar nature, and render investment advisory services to others.

Distribution

ALPS Distributors, Inc. serves as the Fund's distributor, and is located at 1290 Broadway, Suite ~~1000,~~ 1100, Denver, Colorado 80203.

Administrator, Custodian and Transfer Agent

        The Bank of New York, located at One Wall Street, New York, New York 10286, serves as the Fund’s Administrator, Custodian and Transfer Agent.

4.	Organizational Costs

        The Advisor has agreed to assume the Trust’s organization costs for the period included in this audit.

5.	Capital

        The Fund issues and redeems Shares on a continuous basis at net asset value (“NAV”) per Share in groups of 50,000 Shares called “Creation Units.” Creation Units are purchased and redeemed in cash and the Fund does not allow in-kind creation and redemptions. Except when aggregated in Creation Units, shares are not redeemable securities of the Fund.

        Only “Authorized Participants” may purchase or redeem Shares directly from the Fund. Each Authorized Participant is a DTC participant that has entered into an Authorized Participant Agreement with the Distributor. Most retail investors will not qualify as Authorized Participants or have the resources to buy and sell whole Creation Units. Therefore, they will be unable to purchase or redeem the Shares directly from the Fund. Rather, most retail investors will purchase Shares ~~on~~in the ~~AMEX~~Secondary Market with the assistance of a broker and will be subject to customary brokerage commissions or fees.

        The Fund does not currently charge any transactions fees in connection with the creation and redemption of Creation Units.

6.	Related Parties

        At [•][•], 2007, certain officers of the Trust were also employees of the Advisor.

FORM OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

To the Board of Trustees of ~~YYY~~Bear Stearns Active ETF Trust and Shareholders of the Bear Stearns Current Yield Fund:

        We have audited the accompanying statement of assets and liabilities of Bear Stearns Current Yield Fund (the “Fund”) (the sole portfolio of ~~YYY~~Bear Stearns Active ETF Trust), as of [•][•], 2007 and the related statement of operations for the period ended [•][•], 2007. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of Trustees (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bear Stearns Current Yield Fund at [•][•], 2007 and the results of its operations for the period ended [•][•], 2007 in conformity with U.S. generally accepted accounting principles.

Signature: _______________

Location: [o]

Date: [o]